                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CHELL GROUP CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0467 PER SHARE
                         (Title of Class of Securities)

                                   163223 10 0
                                 (CUSIP Number)

                                  CAMERON CHELL
                                 CHELL.COM LTD.
                              500-630-8 AVENUE S.W.
                            CALGARY, ALBERTA T2P 1G6
                                  403.303.2345
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               SEPTEMBER 19, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163223 10 0
-------------------------------------------------------------------------------------------------------------------------------
                         (1)    Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                                Chell.com Ltd.
-------------------------------------------------------------------------------------------------------------------------------
                         (2)    Check the Appropriate Box if a Member of a Group (See Instructions)

                                (a)  Not Applicable

                                (b)  Not Applicable
-------------------------------------------------------------------------------------------------------------------------------
                         (3)    SEC Use Only
-------------------------------------------------------------------------------------------------------------------------------
                         (4)    Source of Funds (See Instructions) - OO
-------------------------------------------------------------------------------------------------------------------------------
                         (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) -

                                [B]
-------------------------------------------------------------------------------------------------------------------------------
                         (6)    Citizenship or Place of Organization - Canada
-------------------------------------------------------------------------------------------------------------------------------
   Number of Shares      (7)    Sole Voting Power - 7,336,026(1)
     Beneficially        ------------------------------------------------------------------------------------------------------
    Owned by Each        (8)    Shared Voting Power - Not applicable
   Reporting Person      ------------------------------------------------------------------------------------------------------
         With            (9)    Sole Dispositive Power - 7,336,026(1)
                         ------------------------------------------------------------------------------------------------------
                         (10)   Shared Dispositive Power - Not Applicable
-------------------------------------------------------------------------------------------------------------------------------
                         (11)   Aggregate Amount Beneficially Owned by Each Reporting Person - 7,336,026(1)
-------------------------------------------------------------------------------------------------------------------------------
                         (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - Not
                         Applicable
-------------------------------------------------------------------------------------------------------------------------------
                         (13)   Percent of Class Represented by Amount in Row (11) - 72.8%(2)
-------------------------------------------------------------------------------------------------------------------------------

                         (14)   Type of Reporting Person (See Instructions)

                                CO



                         ......................................................................................................

(1) 7,336,026 shares of Chell Group Corporation is comprised of 462,894 common shares purchased by Chell.com Ltd. in a Purchase and Sale Agreement dated April 3, 2000 (Exhibit "B"), and the following shares obtained through a Purchase and Sale Agreement dated August 4, 2000 (Exhibit "D"): 4,974,904 common shares owned by Chell.com Ltd., 1 special voting share owned by Chell.com Ltd., 421,829 common shares owned by Cameron Chell personally and 1,476,399 special voting shares owned by Cameron Chell personally.

(2) Percentage is based upon the issued and outstanding as of July 31, 2000, 4,974,904 common shares owned by Chell.com Ltd., 1 special voting share owned by Chell.com Ltd., 421,829 common shares owned by Cameron Chell personally, 1,476,399 special voting shares owned by Cameron Chell personally and 300,000 common shares issuable upon the conversion of 900,000 preferred shares owned by Anor Management.

Corporation.............................................................     CO
Partnership.............................................................     PN
Individual..............................................................     IN
Other...................................................................     OO



ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities of Chell Group Corporation (formerly Networks North, Inc.), a New York corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.0467 per share (the "Common Stock"). The address of the principal executive office of the Company is 14 Meteor Drive, Etobicoke, Ontario, M9W 1A4.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The Reporting Person is Chell.com Ltd. Exhibit A sets forth the name, address, present principal occupation, and citizenship of each officer and director of Chell.com Ltd.

         (b) The business address of Chell.com Ltd. is 500-630-8 Avenue S.W., Calgary, Alberta, Canada T2P 1G6.

         (c)   Chell.com Ltd. is a private holding company.

         (d) During the past five years, neither Chell.com Ltd. nor any of the executive officers or directors of Chell.com Ltd. listed on Exhibit A has been convicted in a criminal proceeding.

         (e) On November 6, 1998 Cameron Chell entered into a Settlement Agreement with the Alberta Stock Exchange to resolve a pending investigation into alleged breaches by Mr. Chell of Alberta Stock Exchange rules and bylaws. As part of the Settlement Agreement,
               (i) Mr. Chell acknowledged that he had breached certain duties of supervision, disclosure, or compliance in connection with various offers and sales of securities and (ii) Mr. Chell was prohibited from receiving Alberta Stock Exchange approval for a five year period, subjected to a CDN$25,000 fine and a three year period of enhanced supervision.

               Other than the item disclosed in the paragraph immediately preceding this paragraph, neither Chell.com Ltd. nor any of the executive officers or directors of Chell.com Ltd. listed on Exhibit A has, in the last five years, been a party to a civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or prohibiting any violation of such laws.

         (f) Chell.com Ltd. is a corporation organized under the laws of the Province of Alberta, Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 462,894 shares of Common Stock to which this statement was originally filed were acquired for the aggregate purchase price of $1,388,682, the source of which was working capital funds.

         On August 4th, 2000, Chell.com Ltd., Cameron Chell, Networks North, Inc. and Networks North Acquisition Corp. entered into a Purchase and Sale Agreement (attached as Exhibit "D") whereby the core business operations of Chell.com Ltd., as well as, securities of several related companies owned by Chell.com Ltd. and Cameron Chell were exchanged for shares of Networks North, Inc. and Networks North Acquisition Corp.("NNAC"). An independent third-party evaluation was conducted on the assets and securities and the value attached to these items was $28,652,086.00.

ITEM 4.  PURPOSE OF TRANSACTION

         Chell.com Ltd. acquired the shares of Common Stock for investment purposes and Chell.com Ltd. holds shares of Common Stock for investment purposes. From time to time Chell.com Ltd. may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by it.

         On September 8, 2000, the board of directors resolved to increase the number of seats available on the board from 7 to 9. Mr. Robert Stone was elected to fill one of the vacant seats. The remaining seat is to be filed prior to the next Annual Shareholders Meeting. Planned changes were effected to the board of directors and several officer positions. The board of directors now consists of:

                                         Cameron Chell - Director
                                         Frank Killoran - Chairman
                                         David Bolink - Director
                                         Don Pagnutti - Director
                                         Adrian Towning - Director
                                         Peter Rona - Director
                                         Gordon Herman - Director
                                         Robert Stone - Director

      Officers of the Company are now:   Cameron Chell - President and Chief Executive Officer
                                         Don Pagnutti - Chief Financial Officer/Vice President Finance
                                         Mark Truman - Secretary

         On September 8, 2000, the shareholders of the Company approved a name change to the Company from Networks North, Inc. to Chell Group Corporation. The Company does business as Chell Merchant Capital Group Inc. As well, the shareholders also approved the issuance of a new class of voting stock (the "Special Voting Stock"), which would be required to carry out obligations of the Company upon approval of the Chell.com Ltd. Purchase and Sale Agreement. Each outstanding share of Special Voting Stock entitles, at any relevant date, the number of votes on all matters presented to the stockholders equal to (i) the number of Exchangeable Shares of NNAC then issued and outstanding and held by holders (other than the Company or any of its subsidiaries) multiplied by (ii) the number of votes to which a holder of one share of the Common Stock of the Company is entitled with respect to such matter. No dividend or distribution of assets shall be paid to the holders of Special Voting Stock. The Special Voting Stock is not convertible into any other class or series of the capital stock of the Company or into cash, property or other rights, and may not be redeemed. Any shares of Special Voting Stock purchased or otherwise acquired by the Company shall be deemed retired and shall be cancelled and may not thereafter be reissued or otherwise disposed of by the Company. At such time as the Special Voting Stock has no votes attached to it because there are no "Exchangeable Shares" outstanding, the Special Voting Stock shall be cancelled. In respect of all matters concerning the voting of shares, the Chell Group Corporation Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

         On April 3, 2000, the Board of Directors approved a Term Sheet whereby V C Advantage Limited Partnership will invest $3,000,000 by way of a Convertible Debenture that will bear 10% interest. Conversion of the debenture will be at a price of $3.00/share. Registration rights are attached to this financing. In connection with the Convertible Debenture, the Company will issue 50,000 Warrants with each warrant convertible into one share of common stock of the Company at a price of $3.00 per share. This financing is subject to shareholder approval. See Exhibit "C". At the time of this filing, this financing was not closed.

         Chell.com Ltd. has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Chell.com Ltd. and Cameron Chell, it's sole shareholder own of record - 7,336,026 shares of Common Stock or securities which are convertible into Common Stock, or - 72.8% of the Company's issued and outstanding shares of Common Stock;

         (b) Chell.com Ltd. and Cameron Chell have the power to direct the vote and the power to direct the disposition of the - 7,336,026 shares of Common Stock that is owned beneficially by them;

         (c)   Not Applicable;

         (d) No person other than Chell.com Ltd. and Cameron Chell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by Chell.com Ltd. and Cameron Chell; and

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In an Agreement of Purchase and Sale dated August 4, 2000, Chell.com Ltd., Cameron Chell, Networks North Inc. (now Chell Group Corporation) and Networks North Acquisition Corp.(now Chell Merchant Capital Group Inc.) entered into a Purchase and Sale Agreement (attached as Exhibit "D") whereby the core business operations of Chell.com Ltd., as well as, securities of several related companies owned by Chell.com Ltd. and Cameron Chell were exchanged for shares of Networks North, Inc. and Networks North Acquisition Corp.

         In an Agreement of Purchase and Sale dated April 3, 2000, NetStar Enterprises Inc. agreed to sell 462,894 shares of Common Stock of Networks North Inc. to Chell.com Ltd.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached as Exhibit A to this filing is a list of officers and directors of Chell.com Ltd.

         Attached as Exhibit B to this filing is the Agreement of Purchase and Sale, dated April 3, 2000, between Chell.com Ltd. and NetStar Enterprises Inc.

         Attached as Exhibit C to this filing is the Term Sheet in connection with a financing by V C Advantage Limited Partnership which has been approved by the Board of Directors of Networks North, Inc.

         Attached as Exhibit D to this filing is the Agreement of Purchase and Sale, dated August 4, 2000 between Chell.com Ltd., Cameron Chell, Networks North Inc. (now Chell Group Corporation) and Networks North Acquisition Corp.(now Chell Merchant Capital Group Inc.).


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             September 29, 2000
                             -----------------------------------------------
                             Date

                             /s/ Cameron Chell
                             -----------------------------------------------
                             Signature

                             Cameron Chell, Director
                             -----------------------------------------------
                             Name & Title




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT "A"

                    OFFICERS AND DIRECTORS OF CHELL.COM LTD.

NAME                                        CITIZENSHIP           PRESENT PRINCIPAL
                                                                  OCCUPATION
------------------------------------------------------------------------------------------------------------------
Cameron Chell                               Canadian              Chairman of the Board and Chief Executive
25192 Lower Spring Bank Road                                      Officer of Chell.com Ltd.
Calgary, AB
T2N 2K3
------------------------------------------------------------------------------------------------------------------
Linda Lomow                                 Canadian              Secretary of Chell.com Ltd.
1302-34 Ave. SW
Calgary, AB
T2T 2A7
------------------------------------------------------------------------------------------------------------------

                                   EXHIBIT "B"

                         AGREEMENT OF PURCHASE AND SALE

DATED this 3rd day of April, 2000

B E T W E E N:

         CHELL.COM LTD., a company incorporated under the laws of Alberta, with registered offices at 114-1215 13TH AVENUE SE, CALGARY, ALBERTA

         (hereinafter referred to as the "Purchaser")

         - and -

         NETSTAR ENTERPRISES INC., a company incorporated under the laws of Canada with registered offices at 2225 Sheppard Avenue East, Suite 100, Toronto, Ontario M2J 5C2

         (hereinafter referred to as the "Vendor")

         WHEREAS Vendor beneficially owns 925,787 shares of the capital stock of Networks North, Inc. (the "Company");

         AND WHEREAS The Purchaser wishes to purchase 462,894 shares (the "Shares") from the Vendor and the Vendor wishes to sell the Shares to Purchaser;

         NOW THEREFORE THIS AGREEMENT WITNESSETH THAT:

1.       PURCHASE AND SALE OF SHARES

a) On the terms and subject to the fulfilment of the conditions hereof, the Vendor will sell and transfer to the Purchaser, and the Purchaser will purchase and accept from Vendor, all, and not less than all, the Shares in consideration of the Purchase Price (as defined in subparagraph (b) below).

b) The price payable by the Purchaser to the Vendor for the Shares is U.S. $3.00 per Share for a total purchase price of U.S. $1,388,682 (the "Purchase Price").

c) At 12:00 pm (EST) on April 3, 2000 at the offices of the Vendor, the Purchaser will pay to the Vendor, by certified cheque, the Purchase Price and the Vendor will deliver to the Purchaser a share certificate representing the Shares.

d) Immediately following payment by the Purchaser to the Vendor (satisfactory to the Vendor) of the Purchase Price, Vendor will deliver to the Purchaser, resignations of the following directors of the
         Company: Lorne Stephenson and Mary Currie.

2.       REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to Vendor that:

a) this Agreement, when executed and delivered by Purchaser, will constitute a valid and binding agreement of Purchaser in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Purchaser's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Purchaser is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property; and

c) the Purchaser is buying the Shares as principal for its own account without a view to distribution.


3.       REPRESENTATIONS AND WARRANTIES OF VENDOR

The Vendor hereby represents and warrants to Purchaser that:

a) this Agreement, when executed and delivered by Vendor, will constitute a valid and binding agreement of Vendor in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement ,will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Vendor's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property;

c) there are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges held by a third party and granted by Vendor entitling it to acquire the Shares;

d) Vendor is the registered and beneficial owner and holder of the Shares and has good and marketable title to the Shares, free and clear of all encumbrances or claims of any kind and Vendor has not received any notice of any adverse claim with respect to the Shares;

e)       Vendor is not a "non-resident" of Canada under the Income Tax Act
         (Canada);

f) Vendor acquired the Shares for its own account and not with a view to distribution. In offering and selling the Shares to Purchaser, Vendor is acting for its own account, and not as agent of the Company or as an underwriter or distributor of the Shares.


4.       RECEIPT FOR SHARES

The Purchaser hereby authorizes Morrison Brown Sosnovitch LLP to receive the certificate representing the Shares on the Purchaser's behalf and to execute the Vendor's form of receipt on behalf of the Purchaser.

5.       AGREEMENT CONDITIONAL

The obligations of the Vendor hereunder, are conditional upon the Vendor's successful completion of a sale of 462,893 shares to Hammock Group Ltd. on April 3, 2000.

6.       GOVERNING LAWS

This Agreement shall be interpreted and construed in accordance with the laws of the Province of Ontario and the parties attorn to the jurisdiction of the Courts of the Province of Ontario.

         IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of day and year first written above.

CHELL.COM LTD.


Per:     /s/ Cameron Chell
Name:    Cameron Chell
Title:   Chief Executive Officer and Chairman of the Board

NETSTAR ENTERPRISES INC.


Per:     /s/ Lorne C. Stephenson
Name:    Lorne C. Stephenson
Title:   Executive Vice President - Administration

Per:     /s/ Mary Currie
Name:    Mary Currie
Title:   Vice President - Finance and Planning

                                   EXHIBIT "C"

                               NETWORKS NORTH INC.
                                  US$3 MILLION
                       10% UNSECURED CONVERTIBLE DEBENTURE



ISSUER:                        Networks North Inc, a New York corporation
                               14 Meteor Drive, Toronto, Ontario, M9W 1A4
                               VC Advantage Limited Partnership, an Ontario limited partnership

PURCHASER:                     365 Bay Street, 10th Floor
                               Toronto, Ontario  M5H 2V2

AGGREGATE AMOUNT:              $3,000,000

SECURITY:                      Convertible Unsecured Debenture due 3 years from issue. The Debenture shall bear interest of
                               10% per annum, payable upon conversion, redemption or maturity. Interest is payable in cash or stock at the Issuer's option.

INITIAL CLOSE DATE:            Within 30 days following the purchase of 925,787 shares of Networks North Inc. by 870537
                               Alberta Limited or its nominee from NetStar Enterprises Inc.

CONDITIONS TO INITIAL          Shall include: (1) that the Issuer shall be a reporting company under the Securities Exchange
CLOSING:                       Act of 1934;  the common stock shall be quoted on the Nasdaq Small Cap Market; (2) that the purchase of 925,787 shares of Networks  North Inc. by 870537 Alberta  Limited or its nominee from NetStar Enterprises Inc. has taken place; (3) satisfactory completion of the purchaser's due diligence.

FUNDING AT INITIAL CLOSING:    $3,000,000.

CONVERSION:                    The Convertible Debenture shall be convertible into common stock of the Issuer from time to time in such amounts as the Holder may specify, any time after the Initial Close Date.

CONVERSION PRICE:              $3.00 per share.

PURCHASERS' WARRANTS:          On the Initial Close Date, the Issuer shall issue to the Holder Warrants to purchase 50,000 shares of common stock at $3.00 per share. The Warrants shall carry a term of 4 years.

REGISTRATION                   The Issuer shall file a Registration Statement on Form S-3 covering the common
OF COMMON STOCK:               common shares underlying the Convertible Debenture, and the common shares underlying the
                               Holders' Warrants within 30 days of the Close Date. The Issuer shall cause the Registration
                               Statement to be declared effective as soon as possible, and in any event within 90 days after the Initial Close Date. The Issuer shall cause the Registration Statement to remain effective until 30

                               days after the common shares underlying the Convertible Debenture have been converted and the
                               Warrants have been exercised or expired. The Issuer shall also remain a reporting company and cause its shares to be quoted on a Nasdaq market until 30 days after the Convertible Debenture has been converted and the Warrants have been exercised or expired.

LIQUIDATED DAMAGES:            If the Registration Statement is not filed within 30 days or declared effective within 90 days, the Issuer shall pay to the Holder penalties equal to 2% of the outstanding amount per month, or pro rated portion thereof, until the Registration Statement is declared effective.

PLACEMENT AGENT:               Thomson Kernaghan & Co. Limited.

PLACEMENT FEE:                 5% of the gross principal amount of the Convertible Debentures, payable to the Placement
                               Agent.

INDEMNIFICATION:               The Issuer shall indemnify the Placement Agent against any and all liability.

PURCHASERS' LEGAL FEES         The Issuer shall pay the Purchasers' reasonable legal fees and expenses.
AND EXPENSES:

DEFINITIVE AGREEMENT:          The purchase and sale of the Convertible Debenture is subject to the negotiation and execution of a definitive agreement containing such representations, warranties, terms and conditions as the parties and their respective counsel may agree.

CURRENCY:                      All dollar amounts are in $USD.


This term sheet is for preliminary discussion purposes only. It is not an offer to buy or sell, nor the solicitation of any offer to buy or sell, any securities. Any agreement between the Issuer and the Purchaser must be in writing and signed by both parties.

                                   EXHIBIT "D"

                         AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT made the 4th day of August, 2000

A M O N G:

            NETWORKS NORTH, INC., a corporation incorporated pursuant to the laws of the State of New York
            ("Networks North")

                                       and

            NETWORKS NORTH ACQUISITION CORP., a corporation incorporated pursuant to the laws of the Province of Ontario
            ("NNAC")

                                      and

            CHELL.COM LTD., a corporation incorporated pursuant to the laws of the Province of Alberta
            ("Chell.com")

                                      and

            CAMERON CHELL, of the City of Calgary in the Province of Alberta ("Chell")

WHEREAS

A. Networks North is a public company which has engaged in the business of developing new technology businesses;

B. Chell.com is a private company which has engaged in the business of developing new technology businesses and is a significant shareholder of Networks North;

C. Networks North has incorporated a wholly owned subsidiary, NNAC, for the purposes of carrying out the transactions contemplated herein;

D. Chell.com and Chell (collectively the "Vendors" and when referring to each in their own capacity the "Vendor") have agreed to sell certain assets and shares to NNAC and Networks North and NNAC and Networks North have agreed to buy such assets and shares, upon and subject to the terms and conditions set out in this Agreement and in accordance with the rules set out in subsections 85(1) and 85.1(3) of the Income Tax Act (Canada), as amended;

E. Chell is Chairman of the Board of Directors of Networks North, Chief Executive Officer of Chell.com and owns all of the outstanding shares of Chell.com;

F. Chell has declared a conflict of interest to Networks North with respect to the transactions contemplated herein. Networks North and Chell.com have retained the services of Stanford Keene ("Stanford Keene") for the purposes of preparing a valuation of the Assets and making a determination as to the fairness of the transactions contemplated hereunder. In addition, the board of directors has formed a committee of directors comprising of Peter Rona, Don Pagnutti and Adrian Towning, or such persons as may be added to or removed from the committee by the committee (the "Committee") to examine the transaction and conduct due diligence on behalf of Networks North.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained in this Agreement, the parties covenant and agree with each other as follows:

                           ARTICLE 1 - INTERPRETATION

1.01 DEFINITIONS. In addition to any other defined terms contained in this Agreement, the following words and phrases have the following meanings:

(a) "Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question on which holders of Networks North Common Stock are entitled to vote, consent or otherwise act, the product of (i) the number of Exchangeable Shares then issued and outstanding and held by holders (other than Networks North and its Subsidiaries) multiplied by
         (ii) the number of votes to which a holder of one share of Networks North Common Stock is entitled with respect to such matter, proposition or question;

(b) "Arm's length" shall have the same meaning as those words are defined in the Income Tax Act (Canada) from time to time;

(c) "Assets" means the Chell.com Assets, the Chell.com US Shares, the Chell Canadian Shares and the Chell US Shares;

(d) "Automatic Redemption Date" has the meaning provided in the NNAC Share Provisions;

(e) "Business Day" means a day which is not a Saturday, a Sunday or a statutory holiday;

(f) "Chell Canadian Shares" means 962,500 Class A Voting Shares of eSupplies (Alberta) Ltd.

(g)      "Chell US Shares" means 150,000 common shares of C Me Run Corp.

(h)      "Chell.com Assets" means:

         (i)      the Leased Property;

         (ii) all office equipment, servers, computers, office supplies (as well as any leases pertaining thereto) and leasehold improvements contained in the Leased Property or in the possession of employees and contractors of Chell.com;

         (iii) all contracts of insurance covering any of the Chell.com Assets to the extent that such are assignable;

         (iv) all contracts of employment or contracts for services with independent contractors for the performance of personal services to Chell.com;

         (v) service agreements between Chell.com and C Me Run Corp. dated November 15, 1999, Buyersangel.com Inc. (the former name of cDemo Inc.) dated January 15, 2000, R Home Funding Co. Ltd. (the former name of Engyro Inc.) dated January 17, 2000 and with eSupplies (Alberta) Ltd. dated February 8, 2000;

         (vi)     goodwill;

(i) "Chell.com's Counsel" means Morrison Brown Sosnovitch LLP or such other firm of lawyers as may be designated by Chell.com;

(j) "Chell.com US Shares" means 875,000 common shares of enGyro Inc., 480,000 common shares of cDemo Inc. and 60,000 common shares of Chell.com USA Inc., a wholly owned subsidiary of Chell.com Ltd.;

(k) "Closing Date" means August 31, 2000 or such other date as may be agreed upon by the parties hereto;

(l) "Encumbrances" means any claim, lien, security interest, right, privilege, restriction, demand or other encumbrance whatsoever affecting the property in question, or any right capable of becoming such an encumbrance;

(m)      "Exchange Put Right" has the meaning provided in the NNAC Share
         Provisions;

(n) "Exchangeable Share Consideration" has the meaning provided in the NNAC Share Provisions;

(o) "Exchangeable Share Price" has the meaning provided in the NNAC Share Provisions;

(p) "Interim Period" means the period of time between the date of this Agreement and the Time of Closing;

(q) "Leased Property" means the premises of Chell.com's executive offices located at Unit 11(east half) Suite 302, 630 8th Ave SW, Calgary, and Unit 13, Suite 500, 630 8th Ave SW, Calgary which property is subject to a lease, a copy of which has been provided to NNAC;

(r)      "Liquidation Call Purchase Price" has the meaning provided in Section
         7.01;

(s)      "Liquidation Call Right" has the meaning provided in Section 7.01;

(t)      "Liquidation Date" has the meaning provided in the NNAC Share
         Provisions;

(u)      "NASDAQ" means the NASDAQ Stock Exchange;

(v) "Networks North's Counsel" means Mintz & Fraade, P.C. or such other firm of lawyers as may be designated by Networks North;

(w)      "NNAC Common Shares" means the common shares in the capital of NNAC;

(x) "NNAC Share Provisions" means the rights, privileges, restrictions and conditions attaching to the NNAC Shares, the terms and conditions of which are as set forth in Appendix "A";

(y)      "NNAC Shares" means the exchangeable shares in the capital of NNAC;

(z)      "Redemption Call Purchase Price" has the meaning provided in Section
         7.02;

(aa)     "Redemption Call Right" has the meaning provided in Section 7.02;

(bb)     "Subsidiary" has the meaning provided in the NNAC Share Provisions;

(cc) "Taxes" means all federal, provincial, state, municipal or other taxes, imposts, rates, levies, assessments and government fees, charges or dues lawfully levied, assessed or imposed against the party referred to or in respect of their respective businesses including, without limitation, all income, capital gains, sales, excise, use, property, payroll, capital, goods and services, business, transfer, withholding and value added taxes, and all customs and import duties, together with all interest, fines and penalties with respect thereto;

(dd) "Tax Returns" means all reports, returns and other documents filed or required to be filed by the party referred to in respect of Taxes or in respect of, or pursuant to, any federal, provincial, state, municipal or other taxing statute applicable to such party;

(ee) "Time of Closing" means 11:00 o'clock a.m. Eastern Standard Time on the Closing Date or such other time on the Closing Date at which the transaction is completed;

(ff) "Voting and Exchange Trust Agreement" and "Support Agreement" means those agreements so entitled between Networks North, NNAC and (in the case of the Voting Trust Agreement) the Trustee named therein to be dated as of the effective date of the Agreement.

1.02 American Dollars. All dollar amounts referred to in this Agreement are in American funds unless otherwise provided.

1.03 Extended Meanings. In this Agreement, where the context requires, the singular number includes the plural and vice versa, the masculine gender includes the feminine and neuter genders and vice versa and the word "person" is not limited to an individual but includes any entity recognized by law.

1.04 Entire Agreement. This Agreement and the agreements executed pursuant hereto constitute the entire agreement among the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No supplement, modification, waiver or termination of this Agreement shall be binding, unless executed in writing by the party or parties to be bound thereby.

1.05 Headings. All headings are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents of any Article or section in this Agreement.

1.06 Accounting Terms. All accounting terms not specifically defined in this Agreement are to be construed in accordance with United States generally accepted accounting principles, consistently applied.

1.07 Schedules. The Schedules attached to this Agreement are incorporated in and form part of this Agreement.

1.08 Recitals. Each of the parties acknowledges that the recitals of this Agreement, so far as they relate to such party, are true and correct in substance and in fact.


                        ARTICLE 2.00 - PURCHASE AND SALE

2.01 PURCHASE AND SALE. Based upon the warranties, representations and covenants, and subject to the terms and conditions set out in this agreement, NNAC agrees to purchase the Chell.com Assets and the Chell Canadian Shares from the Vendors and the Vendors agree to sell such to NNAC. Based upon the warranties, representations and covenants, and subject to the terms and conditions set out in this agreement, Networks North agrees to purchase the Chell US Shares and the Chell.com US Shares from the Vendors and the Vendors agree to sell such to Networks North.

2.02 PRICE. The purchase price for the Assets (the "Purchase Price") shall be equal to the fair market value of the Assets as determined in the fairness report of Stanford Keene dated July 7, 2000, namely, in respect of:


         (a)      the Chell.com Assets -             $ 1,767,503
         (b)      the Chell.com US Shares -           19,459,583
         (c)      the Chell Canadian Shares -          5,775,000
         (d)      the Chell US Shares -                1,650,000
                                                     -----------
                  Total                              $28,652,086


2.03     SATISFACTION OF PURCHASE PRICE.

(a) The Purchase Price for the Assets listed in subsection 2.02 (a) and (c) shall be paid and satisfied as follows:


         (i) by the assumption by NNAC of the obligations of Chell.com pursuant to any contracts transferred to NNAC as part of the Chell.com Assets which, for the purposes of this agreement, the parties have agreed have a nominal value;

         (ii) by the partial assumption of indebtedness of Chell.com to Canadian Advantage Limited Partnership II in the amount of $1,767,499;

         (iii) by the issuance by NNAC of 1,476,399 exchangeable shares, each of which are convertible into one common share of Networks North (the "NNAC Shares")to Chell;

         (iv) by the issuance by NNAC of one (1) exchangeable share convertible into one common share of Networks North to Chell.com

(b) The Purchase Price for the Assets listed in subsection 2.02 (b) and (d) shall be paid and satisfied by the issuance by Networks North of 5,396,733 common shares (the "Networks North") as follows:

                  (A) to Chell.com - 4,974,904
                  (B) to Chell - 421,829

(c) Except with respect to the VC Advantage Fund Limited Partnership financing which has already been approved by the Board of Directors of Networks North and is subject to shareholder approval, the Purchase Price shall be adjusted in the event that, at any time in the six months following the Closing Date, Networks North completes a financing of greater than $1,000,000 where shares are issued or debt is convertible into common stock of Networks North at a price which is less than $3.91 per share. In such a case, the Vendor's shall surrender for cancellation by Networks North that number of shares which is:

                                  $3.91 - A x 7,325,000
                                  ---------
                                    $3.91


         where A is the conversion price of such debt (or purchase price of the shares, as the case may be) to a maximum of 1,500,000 shares. The Vendors shall surrender such shares proportionately to the number of shares received by each Vendor as consideration hereunder. Notwithstanding the provisions of this subsection, in the event that there is a change of control in Networks North, meaning a change in the board of directors such that Chell or representatives approved by Chell do not form a majority of the board, this subsection will not apply.

2.04 ELECTIONS. Each of the Vendors (in their own capacity with respect to their own part of the Assets transferred in accordance with section 2.03(a)) and NNAC in respect of each such Vendor acknowledge and agree that, for income tax purposes, they shall jointly file the prescribed election pursuant to subsection 85(1) of the Income Tax Act (Canada) within the time period prescribed therein, and shall agree in each such election, to cause the Assets to be transferred from the Vendors to NNAC at an amount (the "Agreed Amount") for purposes of the Income Tax Act (Canada), provided that:

         (a) Where the property is depreciable property (of a class prescribed in the Regulations to the Act) of the Vendor and the Agreed Amount is less than the least of:

               (i) the undepreciated capital cost to the Vendor of all property of that class immediately before the disposition,

               (ii)  the cost to the Vendor of the property, and

               (iii) the fair market value of the property at the time of disposition,

               the Agreed Amount shall be the least of the amounts described in subparagraphs (i), (ii) and (iii);

         (b) Where the property is inventory or capital property (other than depreciable property of a prescribed class) of the Vendor, and the Agreed Amount is less than the lesser of:

               (i) the fair market value of the property at the time of the disposition, and

               (ii) the cost amount to the Vendor of the property at the time of disposition,

               the Agreed Amount in respect of the property shall be the lesser of the amounts described in subparagraphs (i) and (ii); and

         (c) Where the property is eligible capital property in respect of a business of the Vendor and the amount that would be the proceeds of disposition therefor for the purposes of the Act is less than the least of:

               (i) three-halves (3/2) of the Vendor's cumulative eligible capital in respect of the business immediately before the disposition,

               (ii)  the cost to the Vendor of the property, and

               (iii) the fair market value of the property,

               the Agreed Amount in respect of the property shall be the least of the amounts described in subparagraphs (i) to (iii).



2.05 The parties agree that should it be necessary to file an amended election pursuant to section 85 of the Act for the purpose of transferring the Assets for revised elected amounts, any penalty assessed by the Minister of National Revenue or a similar provincial authority shall be borne in equal parts by the particular Vendor affected and NNAC and the party who remits the penalty shall have a right of contribution against the other party.

2.06 Chell.com and NNAC agree to jointly execute and file, on a timely basis, an election under Section 167 of the Excise Tax Act.


                  ARTICLE 3.00 - REPRESENTATIONS AND WARRANTIES

3.01 REPRESENTATIONS AND WARRANTIES OF CHELL.COM. Chell.com represents and warrants to NNAC and to Networks North as follows and acknowledges that NNAC and Networks North are relying upon such representations and warranties in connection with the purchase by NNAC of the Chell.com Assets and by Networks North with respect to the Chell.com US Shares:

(a) Schedules. The Chell.com Schedule attached contains complete and accurate information regarding those matters to which such schedule pertains.

(b) Corporate Existence. Chell.com is duly incorporated, organized and validly existing under the laws of the Province of Alberta.

(c) Authority. This Agreement, when executed and delivered by the parties, will constitute a valid and binding agreement of Chell.com in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under Chell.com's constating documents or by-laws, any instrument, agreement, mortgage, judgment, order, award, decree or other restriction to which it is a party or by which it is bound or any regulatory provisions affecting it except as set out on the Chell.com Schedule. Chell.com has full power and authority to sell, assign, transfer and deliver the Chell.com Assets to NNAC, and Chell.com US Shares to Networks North pursuant to this Agreement and to do and perform all acts and things required to be done by it under this Agreement.

(d) Options and Calls. There are no outstanding agreements, calls, commitments, options, or other rights or privileges, to acquire any of the Chell.com Assets or the Chell.com US Shares except:

         (i) with respect to options granted by Chell.com to Frank Killoran, David Bolink and Gord Herman to acquire 142,988, 86,808 and 95,323 shares respectively of enGyro Inc.(or, in the event of a sale, conversion or exchange of such shares by Chell.com the option applies to shares received by Chell.com in exchange therefor) from Chell.com at 1 cent per share;

         (ii) escrow arrangements for timed release attaching to the Chell.com Canadian Shares and the Chell.com US Shares to the extent that such shares are held as founders shares;

(e) Condition of Chell.com Assets. The Chell.com Assets set out in paragraph 1.01(f)(ii) are in good operating condition and repair, reasonable wear and tear excepted and all such assets are located in the Province of Alberta.

(f) Title to Assets. Chell.com is the legal and beneficial owner (or will be on the Closing Date) of all of the Chell.com Assets and the Chell.com US Shares having good and marketable, legal and beneficial title thereto, free and clear of all Encumbrances except as set out on the Chell.com Schedule. The Chell.com US Shares are subject to escrow terms, the details of which have been provided to Networks North.

(g) Real Property. None of the Chell.com Assets are real property owned by Chell.com.

(h) Intellectual Property Rights. Chell.com does not own any trademarks, patents or other intellectual property rights associated with any of the Chell.com Assets

(i)      Leases. In respect of the Leased Property, the leases:

         (i) are in full force and effect and in good standing and constitute legal, valid and binding obligations of the respective parties thereto; and

         (ii) will continue in effect notwithstanding the closing of the transactions contemplated by this Agreement upon obtaining the consent of the landlords.

(j) Insurance. All policies of fire and other insurance against casualty and other losses and public liability insurance carried by Chell.com in connection with the Chell.com Assets are in full force and effect and in accordance with customary insurance requirements for the industry. All premiums in respect of such policies for which premium notices have been received have been paid in full. Chell.com has not failed to give any notice or present any claim under any such insurance policy in due and timely fashion. There are no actual or threatened material claims against Chell.com which would come within the scope of such coverage nor are any such policies currently threatened with cancellation. There are no outstanding requirements or recommendations by any insurance company that issued a policy with respect to any of the Chell.com Assets or by any Board of Fire Underwriters or other body exercising similar functions or by any governmental authority requiring or recommending any repairs or other work to be done on, or with respect to, any of the Chell.com Assets or requiring or recommending any equipment or facilities to be installed on any premises in connection with any of the Chell.com Assets. Chell.com has no knowledge of any material proposed increase in applicable insurance rates or of any conditions or circumstances applicable to the Chell.com Assets which might result in such increases. No such policy is terminable by virtue of the transactions contemplated by this Agreement.

(k) No Defaults under Agreements; No Violation of Laws. Chell.com has not received notice of, and has no knowledge of, the existence of any default or event of default or the occurrence of any event which with notice or lapse of time, or both, would constitute a default, and which is continuing, under the terms or provisions, express or implied, of any agreement to which any of the Chell.com Assets or the Chell.com US Shares are subject. Chell.com has not received notice of, and has no knowledge of, a violation of any applicable federal, provincial or municipal law, ordinance, regulation, order or requirement relating to the Chell.com Assets or the Chell.com US Shares which may have a material adverse effect on the Chell.com Assets or the Chell.com US Shares.

(l) Litigation. No claim, action, suit, proceeding, litigation, arbitration or investigation has been commenced or threatened against the Chell.com and no basis therefore is known to Chell.com. None of Chell.com, the Chell.com Assets or the Chell.com US Shares is subject to any continuing injunction, judgment or other order of any court, arbitrator or governmental agency which would prohibit the transactions hereunder from taking place. Chell.com is not in default under any order, licence, regulation, or demand of any federal, provincial, municipal or other governmental agency or regulatory body or with respect to any order, writ, injunction or decree of any court.

(m) Resident of Canada. Chell.com is not a non-resident of Canada under the Income Tax Act (Canada).

(n) Insolvency. Chell.com and Chell.com USA Inc. are not insolvent, nor have they committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property. With respect to enGyro Inc. and C Demo Inc., each of the companies are start-up companies. They currently have no revenue and, without additional financing, will not be able to properly develop their products or businesses.

(o) Potential Conflicts of Interest. No officer, director or shareholder of Chell.com, and no person directly or indirectly controlling or controlled by, or under the direct or indirect control of, any of the foregoing persons:

         (i) owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of, any of enGyro Inc., C Me Run Corp., eSupplies (Alberta) Ltd., cDemo Inc. or Chell.com USA Inc. except as follows:

                  (A) Chell is Chairman of the Board and a director in each of the above companies. Chell.com is retaining 120,000 warrants to purchase common shares of cDemo Inc. at $5.00 per share and 85,000 warrants to purchase Class A Voting Shares of eSupplies (Alberta) Ltd. at $7.00 per share and 500,000 options at $7.00. Chell will retain 495,000 options to purchase shares of C Me Run (Alberta) Ltd. at $5.00 per share. The options are exchangeable for options of C Me Run Corp. or C Me Run Acquisition Corp. upon completion of a contemplated takeover bid. Chell also holds 1,001,000 common shares of C Me Run Corp. inclusive of those being transferred to Networks North hereunder and 725,000 exchangeable shares of C Me Run (Alberta) Ltd. which are exchangeable into shares of C Me Run Acquisition Corp. upon completion of a contemplated takeover bid and which can be converted to C Me Run Corp. common shares thereafter. Chell.com Ltd. will retain 200,000 options to purchase shares of enGyro for $5.00 and warrants for 97,500 shares at $5.00. Chell is a director and officer of Chell.com USA Inc. a wholly owned subsidiary of Chell.com.

                  (B) Frank Killoran is a director and shareholder of cDemo Inc. and he and members of his immediate family hold 264,000 common shares in the company. He is also President of Chell.com. He holds the options in enGyro Inc. as disclosed in Subsection 3.01(d) and 50,000 options to purchase shares of C Me Run (Alberta) Ltd. at $5.00 per share exchangeable for similar options of C Me Run Corp. upon completion of a contemplated takeover bid;

                  (C) Gordon Herman is interim President of cDemo Inc., is a managing director of Chell.com, a consultant to eSupplies (Alberta) Ltd. and receives compensation therefor. It is anticipated that he will become a director of eSupplies (Alberta) Ltd. He holds the options in enGyro Inc. as disclosed in Subsection 3.01(d);

                  (D) David Bolink is a managing director of Chell.com, holds 250,000 shares of C Me Run (Alberta) Ltd. which are exchangeable into 250,000 exchangeable shares of C Me Run acquisition Corp. or 250,000 common shares of C Me Run Corp. He is a consultant to eSupplies (Alberta) Ltd. and receives compensation therefor. He holds the options in enGyro Inc. as disclosed in Subsection 3.01(d). He also owns 20,000 options to purchase shares of C Me Run (Alberta) Ltd. at $1.00 per share, 150,000 options to purchase shares of C Me Run (Alberta) Ltd. at $5.00 per share which are exchangeable for similar options of C Me Run Corp. upon completion of a contemplated takeover bid;

                  (E) 325,000 options to purchase shares of C Me Run (Alberta) Ltd. at $1.00 per share and 1,250,000 options to purchase shares of C Me Run (Alberta) Ltd. at $5.00 per share which are exchangeable for similar options of C Me Run Corp. upon completion of a contemplated takeover bid which are held by Chell.com, Chell.com employees and consultants.

         (ii) holds a beneficial interest in any contract or other agreement to which Networks North or any subsidiary will become a party or by which it will be bound except that Chell is part owner of the building containing the Leased Premises and part owner of the building that leases premises to eSupplies (Alberta) Ltd. Chell is a director and shareholder of VC Advantage Limited the general partner of VC Advantage Limited Partnership which will earn fees on loans and equity financings made to each of enGyro Inc., C Me Run Corp., eSupplies (Alberta) Ltd. and cDemo Inc as well as the financing of Networks North to be approved by the shareholders at the annual meeting of Networks North on August 31, 2000;

         (iii) owns, directly or indirectly, in whole or in part, any tangible or intangible property which Networks North will be using following closing except for the trademark, domain name and Web site for "Chell.com" and the trademark "Chell Corporation" which will be licensed by Chell to Networks North for $1.00 per year for so long as Cameron Chell is on the board of directors for Networks North; or

         (iv) has any cause of action or other claim whatsoever against Networks North or any of its subsidiaries, except for claims in the ordinary course of business, such as accrued directors fees.

(p) Governmental Filings. No consent, approval, order or authorization of, or registration, declaration or filing with any governmental entity is required to be obtained or made by Chell.com in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this agreement except:

         (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and

         (ii) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a material affect on the Chell.com Assets or the Chell.com US Shares or have a material adverse effect on the ability of the parties hereto to consummate the transactions contemplated in this Agreement.

(q) Authorized and Issued Capital. enGyro Inc. is a company incorporated in accordance with the laws of the State of Nevada. It is expected that prior to the Closing Date enGyro Inc. will be merged with its wholly owned subsidiary, enGyro Inc. (Delaware) and continue as a Delaware Corporation. The authorized capital of enGyro Inc. consists of 5,000,000 common shares of which 1,585,000 common shares are issued and outstanding as fully paid and non-assessable. cDemo Inc. is a company incorporated pursuant to the laws of the State of Delaware. The authorized capital of cDemo Inc. consists of 20,000,000 common shares and 10,000,000 preferred shares of which 2,088,000 common shares are issued and outstanding as fully paid and non-assessable. Chell.com USA Inc. is a company incorporated in accordance with the laws of the State of Delaware. The authorized capital of Chell.com USA Inc. consists of 100,000 shares of common stock with a par value of .01 of which 60,000 shares are issued to Chell.com. Additional shares, options and warrants are in the process of being issued in cDemo and enGyro in conjunction with financings, the details of which have been provided to Networks North in the proxy circular filed with the Securities and Exchange Commission on August ___, 2000.

(r) Absence of Certain Changes or Events. Since the effective date of the Stanford Keene Fairness Valuation on May 31, 2000 to the date hereof, (to the best of knowledge only with respect to enGyro Inc. and cDemo Inc.) there has not been:

         (i) any Material Adverse Effect on enGyro Inc., cDemo Inc. or the Chell.com Assets,

         (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of the Chell.com US Shares, or any purchase, redemption or other acquisition by enGyro Inc., cDemo Inc., or Chell.com USA Inc. of their capital stock or any other securities of enGyro Inc., cDemo Inc., or Chell.com USA Inc. or any options, warrants, calls or rights to acquire any such shares or other securities;

         (iii) any material change by enGyro Inc., cDemo Inc., or Chell.com USA Inc. in their accounting methods, principles or practices, except as required by concurrent changes in the relevant GAAP; or

         (iv) any diminution of assets of enGyro Inc., cDemo Inc., or Chell.com USA Inc. including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

         For the purposes of this section, "Material Adverse Effect" means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole, except for those changes, events, violations, inaccuracies, circumstances and effects that (i) are caused by conditions affecting the Canadian or United States economy as a whole or affecting the industry in which such entity competes as a whole or (ii) are related to or result from announcement or pendency of the transactions contemplated by this Agreement provided, however, that in the case of each of the exceptions set forth in (i) and (ii) above, the entity relying upon such exception to demonstrate that a Material Adverse Effect has not occurred shall bear the burden of proof, by a preponderance of the evidence, that such exception is applicable.

(s) Tax Matters. Subject to any requirement to file arising from, or in connection with, the transactions contemplated in this Agreement, Chell.com, Chell.com USA Inc. and, to the best of knowledge of Chell.com, enGyro Inc. and cDemo Inc. have:

         (i) prepared and filed with the appropriate governmental authorities by the required filing date all Tax Returns required to be filed by it under all applicable laws or regulations, which Tax Returns, were prepared in conformity with such applicable laws and regulations and properly reflect, and do not understate, the taxable income and the liability for Taxes of such corporation in the relevant taxation year;

         (ii)     paid all Taxes as they have become due and payable; and

         (iii) made sufficient provision in their financial statements (or accounting records in the case where no financial statements have been prepared) for all accrued but unpaid Taxes, if any, whether or not disputed, for all relevant periods.

         There are no actions, suits, tax audits or other proceedings or investigations or claims in progress, pending or threatened against Chell.com, Chell.com USA Inc., and to the best of knowledge of Chell.com, enGyro Inc., or cDemo Inc. (the "Taxable Parties") in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written inquiries which have been issued or raised by any governmental authority relating to Taxes nor is Chell.com aware of any contingent liabilities for Taxes or any reasonable grounds for an assessment or reassessment of any Tax Return filed by the Taxable Parties, and has not received any indication from any taxing authorities that an assessment or reassessment is proposed in respect of any Taxes, regardless of the merits. Neither Chell.com, Chell.com USA Inc., and to the best of knowledge of Chell.com, enGyro Inc. nor cDemo Inc. have executed or filed with any taxing authority any agreement extending the period for assessment, reassessment or collection of Taxes, or any waiver or agreement regarding statutes of limitations relating to Taxes and all Taxes which are required to be withheld or collected by the Taxable Parties from payments made to their respective present and former employees, officers and directors, and to all persons who are not residents of Canada for purposes of the Income Tax Act have been duly withheld or collected and, to the extent required, have been duly remitted to the proper taxing authorities. Each of Chell.com, Chell.com USA Inc. and to the best of knowledge of Chell.com, enGyro Inc. and cDemo Inc have properly withheld all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted, or will remit such amounts to the proper taxing authorities within the time required by the applicable legislation if such time is prior to the Closing Date.

         Chell.com is properly registered under the Excise Tax Act (Canada) for the purposes of the goods and services tax (GST), if required pursuant to the provisions of the Excise Tax Act (Canada), and has charged, collected and remitted, in the time and manner required under the said Act, all Taxes required to be charged, collected and remitted pursuant to the Excise Tax Act (Canada) in respect of any "taxable supply" (as such term is defined under the applicable sections of the said Act) made by each of them.

(t) Chell.com USA Inc. has no assets and is a party to two employment agreements for US based employees of Chell.com. Chell.com USA Inc. will have no liabilities on the Closing Date.

3.02 REPRESENTATIONS AND WARRANTIES OF CHELL. Chell represents and warrants to NNAC and Networks North as follows and acknowledges that NNAC and Networks North are relying upon such representations and warranties in connection with the purchase by NNAC of the Chell Canadian Shares and Networks North of the Chell US
Shares:

(a) Authority. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of any instrument, agreement, mortgage, judgment, order, award, decree or other restriction to which Chell is a party or by which he is bound. Chell has full power and authority to sell, assign, transfer and deliver the Chell Canadian Shares and Chell US Shares to NNAC and Networks North, respectively pursuant to this Agreement and to do and perform all acts and things required to be done by him under this Agreement;

(b) Options and Calls. There are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges to acquire the Chell Canadian Shares or Chell US Shares from Chell except as disclosed in 3.01(d) which will, following closing attach to consideration shares received by Chell and will no longer affect the Chell US Shares and except for escrow arrangements for timed release attaching to the Chell Canadian Shares and the Chell US Shares to the extent that such shares are held as founders shares and a lock-up agreement requiring the shareholders of eSupplies (Alberta) Ltd. to sell their shares to eSupplies.com Inc. upon such company going public.

(c) Title to Shares. Chell is the registered and beneficial owner of the Chell Canadian Shares and Chell US Shares registered on the books of the relevant corporations in Chell's name and has good and marketable title to the Shares owned by him, free and clear of all Encumbrances of any kind and Chell has not received any notice of any adverse claim with respect to the Shares. The Chell Canadian Shares and the

         Chell US Shares are subject to escrow agreements, the details of which have been provided to Networks North.

(d) Resident of Canada. Chell is not a non-resident of Canada under the Income Tax Act (Canada).

(e) Insolvency. Chell is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property. With respect to eSupplies (Alberta) Ltd. and C Me Run Corp., they are start-up companies with limited revenue and, without additional financing, will not be able to properly develop their products and services.

(f) Governmental Filings. No consent, approval, order or authorization of, or registration, declaration or filing with any governmental entity is required to be obtained or made by Chell in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this agreement except:

         (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and

         (ii) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a material affect on the Chell Canadian Shares or the Chell US Shares or have a material adverse effect on the ability of the parties hereto to consummate the transactions contemplated in this Agreement.

(g) Authorized and Issued Capital. C Me Run Corp. is a company incorporated pursuant to the laws of the State of Delaware. To the best of knowledge of Chell, the authorized and issued capital of C Me Run Corp. is as listed in C Me Run Corp.'s most recent SEC filing. C Me Run is in the process of a takeover of a private company, C Me Run (Alberta) Ltd., (the details of which have been provided to Networks North) which will result in additional common shares of C Me Run being issued on a fully diluted basis. eSupplies (Alberta) Ltd. is a company incorporated pursuant to the laws of the Province of Alberta. The authorized capital of eSupplies (Alberta) Ltd. consists of an unlimited number of common shares of which 3,550,000 common shares are issued and outstanding as fully paid and non-assessable. Additional options and warrants have been issued or are in the process of being issued, the details of which have been provided to Networks North in the proxy circular filed with the Securities and Exchange Commission on August ___, 2000.


(h) Absence of Certain Changes or Events. To the best of the knowledge, since the effective date of the Stanford Keene Fairness Valuation on May 31, 2000 to the date hereof, there has not been:

         (i) any Material Adverse Effect on eSupplies (Alberta) Ltd. or C Me Run Corp.;

         (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of the Chell US Shares or the Chell Canadian Shares, or any purchase, redemption or other acquisition by eSupplies (Alberta) Ltd. or C Me Run Corp. of their capital stock or any other securities of eSupplies (Alberta) Ltd. or C Me Run Corp. or any options, warrants, calls or rights to acquire any such shares or other securities;

         (iii) any material change by eSupplies (Alberta) Ltd. or C Me Run Corp. in their accounting methods, principles or practices, except as required by concurrent changes in the relevant GAAP; or

         (iv) any diminution of assets of eSupplies (Alberta) Ltd. or C Me Run Corp. including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

         For the purposes of this section, "Material Adverse Effect" means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole, except for those changes, events, violations, inaccuracies, circumstances and effects that (i) are caused by conditions affecting the Canadian or United States economy as a whole or affecting the industry in which such entity competes as a whole or (ii) are related to or result from announcement or pendency of the transactions contemplated by this Agreement provided, however, that in the case of each of the exceptions set forth in (i) and (ii) above, the entity relying upon such exception to demonstrate that a Material Adverse Effect has not occurred shall bear the burden of proof, by a preponderance of the evidence, that such exception is applicable.

(i) Tax Matters. To the best of knowledge of Chell, subject to any requirement to file arising from, or in connection with the transactions contemplated in this Agreement, eSupplies (Alberta) Ltd. or C Me Run Corp. have (and with respect to C Me Run Corp. except where its public filings with the SEC indicate otherwise):

         (i) prepared and filed with the appropriate governmental authorities by the required filing date all Tax Returns required to be filed by it under all applicable laws or regulations, which Tax Returns, were prepared in conformity with such applicable laws and regulations and properly reflect, and do not understate, the taxable income and the liability for Taxes of such corporation in the relevant taxation year;

         (ii)     paid all Taxes as they have become due and payable; and

         (iii) made sufficient provision in their financial statements (or accounting records in the case where no financial statements have been prepared) for all accrued but unpaid Taxes, if any, whether or not disputed, for all relevant periods.

         There are no actions, suits, tax audits or other proceedings or investigations or claims in progress, pending or threatened in writing against eSupplies (Alberta) Ltd. or C Me Run Corp. (the "Taxable Parties") in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written inquiries which have been issued or raised by any governmental authority relating to Taxes nor is Chell aware of any contingent liabilities for Taxes or any reasonable grounds for an assessment or reassessment of any Tax Return filed by the Taxable Parties, and has not received any indication from any taxing authorities that an assessment or reassessment is proposed in respect of any Taxes, regardless of the merits. Neither eSupplies (Alberta) Ltd. nor C Me Run Corp. have executed or filed with any taxing authority any agreement extending the period for assessment, reassessment or collection of Taxes, or any waiver or agreement regarding statutes of limitations relating to Taxes and all Taxes which are required to be withheld or collected by the Taxable Parties from payments made to their respective present and former employees, officers and directors, and to all persons who are not residents of Canada for purposes of the Income Tax Act (with respect to eSupplies (Alberta) Ltd.) have been duly withheld or collected and, to the extent required, have been duly remitted to the proper taxing authorities. Each of eSupplies (Alberta) Ltd. and C Me Run Corp. have properly withheld all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted, or will remit such amounts to the proper taxing authorities within the time required by the applicable legislation if such time is prior to the Closing Date.

         eSupplies (Alberta) Ltd. is properly registered under the Excise Tax Act (Canada) for the purposes of the goods and services tax (GST), if required pursuant to the provisions of the Excise Tax Act (Canada), and has charged, collected and remitted, in the time and manner required under the said Act, all Taxes required to be charged, collected and remitted pursuant to the Excise Tax Act (Canada) in respect of any "taxable supply" (as such term is defined under the applicable sections of the said Act) made by each of them.

(j) Intellectual Property Rights. Chell is the owner of the domain name and tradename and has applied for a trademark for the name "Chell.com" in Canada and the United States. Chell is the owner of the tradename and has applied for a trademark for the name "Chell Corp." in Canada and Chell Corporation in Canada and the United States.

(k) Litigation. No claim, action, suit, proceeding, litigation, arbitration or investigation has been commenced or threatened against the Chell with respect to the Chell Canadian Shares or the Chell US Shares and no basis therefor is known to Chell. None of the Chell US Shares or the Chell Canadian Shares is subject to any continuing injunction, judgment or other order of any court, arbitrator or governmental agency which would prohibit the transactions hereunder from taking place. Chell, with respect to the Chell Canadian Shares or the Chell US Shares, is not in default under any order, licence, regulation, or demand of any federal, provincial, municipal or other governmental agency or regulatory body or with respect to any order, writ, injunction or decree of any court.

3.03 REPRESENTATIONS AND WARRANTIES OF NNAC AND NETWORKS NORTH. NNAC and Networks North jointly and severally represent and warrant to the Vendors, except as otherwise set forth in Networks North's SEC filings, as follows and acknowledge that the Vendors are relying upon such representations and warranties in connection with the sale by the Vendors of the Assets:

(a) Schedules. The Networks North Schedule attached reference complete and accurate information regarding those matters to which such schedule pertains.

(b) Corporate Existence. NNAC is duly incorporated, organized and validly existing under the laws of the Province of Ontario and Networks North is duly incorporated, organized and validly existing under the laws of the State of New York. Each of NNAC and Networks North have the corporate power and authority and does now possess all governmental and other permits, licences and other authorizations required to own or lease its properties, and to carry on its business.

(c) Authority. This Agreement, when executed and delivered by the parties hereto, will constitute a valid and binding agreement of NNAC and Networks North in accordance with its terms. Subject to shareholder approval and applicable securities laws, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any of NNAC's or Networks North's respective constating documents or by-laws, any instrument, agreement, mortgage, judgment, order, award, decree or other restriction to which it is a party or by which it is bound or any regulatory provisions affecting it.

(d) Governmental Filings. To the best of knowledge on Networks North and NNAC, no consent, approval, order or authorization of, or registration, declaration or filing with any governmental entity is required to be obtained or made by Networks North in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this agreement except:

         (i) the filing of a Registration Statement with the Securities and Exchange Commission ("SEC") in accordance with the Securities Act of 1933;

         (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and

         (iii) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Networks North or have a material adverse effect on the ability of the parties hereto to consummate the transactions contemplated in this Agreement.

(e) Authorized and Issued Capital. The authorized capital of Networks North consists of 20,000,000 common shares and 1,500,000 shares of Preferred Stock of which 2,894,653 common shares and 900,000 Preferred Stock are issued and outstanding as fully paid and non-assessable to Networks North.. The authorized capital of NNAC consists an unlimited number of common shares of which 100 common shares are issued to Networks North.

(f) Options and Calls. There are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges to require NNAC or Networks North to issue additional shares, whether upon the conversion of other securities or otherwise except with respect to the Employee Option Plan of Networks North which permits the distribution of 1,000,000 options to employees and contractors of Networks North and its subsidiaries and of which 874,985 options have been granted as of July 14, 2000 and the Preferred Stock referred to in subsection 3.03(e) which is convertible into 300,000 common shares.

(g) Subsidiaries. NNAC is a wholly-owned subsidiary of Networks North. Other than NNAC, Networks North does not own any interest in or controls, directly or indirectly, any corporation, business trust, partnership, limited partnership, joint venture or other person save and except the following directly or indirectly wholly-owned subsidiaries:

                  (i)      NTN Interactive Networks Inc.;
                  (ii)     3484751 Canada Inc.
                  (iii)    GalaVu Entertainment Network Inc.
                  (iv)     Magic Lantern Communications Ltd.
                  (v)      Interlynx Multimedia Inc.
                  (vi)     745695 Ontario Ltd.
                  (vii)    B.C. Learning Connection Inc.
                  (viii)   1113659 Ontario Ltd.

         Magic Lantern Communications Inc. is the owner of 75 common shares of the 100 common shares outstanding in Sonoptic Technologies Inc. while the balance are held by the government of New Brunswick through Provincial Holdings Inc.

(h) Financial Assistance. Except as set out on the Networks North Schedule and except in the ordinary course of business, neither Networks North nor any of its subsidiaries has, directly or indirectly, made any loans, provided financial assistance in any form, or given any guarantees, to or in respect of the obligations of any person, other than loans, financial assistance or guarantees which are no longer outstanding.

(i) No Distributions on Shares. Networks North has not, since its most recently completed fiscal year, purchased or redeemed any shares in the capital of the Corporation, paid or declared any dividend, made or agreed to make any other distribution in respect of its capital or passed any resolution authorizing any of such actions, or made or agreed to make charitable contributions or donations out of the ordinary course of business.

(j) SEC Filings - Networks North Financial Statements. Networks North has filed all forms, reports and documents required to be filed by it with the SEC and has made available to the Vendors such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Network's North may file subsequent to the date hereof) are referred to herein as the "Networks North SEC Filings" As of their respective dates, the Networks North SEC
         Filings:

         (i) were prepared in accordance with the requirements of the Securities Act of 1933 or and the rules and regulations of the SEC thereunder applicable to such Networks North SEC Filings, and

         (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. NNAC is not required to file any forms, reports or other documents with the SEC.

         Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Networks North SEC Filings (the "Networks North Financials"), including any Networks North SEC Filings filed after the date hereof until the Closing,

         (A) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto,

         (B) was prepared in accordance with Canadian or United States GAAP, as indicated on such statements applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and

         (C) fairly presented the consolidated financial position of Networks North and its subsidiaries as at the respective dates thereof and the consolidated results of Networks North's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Networks North contained in the Networks North SEC Filings as of February 29, 2000, is hereinafter referred to as the "Networks North Balance Sheet."

(k) Absence of Certain Changes or Events. Since the date of the Networks North Balance Sheet, there has not been:

         (i) any Material Adverse Effect on Networks North other than substantial losses incurred by Networks North as a result of its investment in Interlynx Multimedia,

         (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, Network North's capital stock, or any purchase, redemption or other acquisition by Networks North of its capital stock or any other securities of Networks North or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;

         (iii) any material change by Networks North in its accounting methods, principles or practices, except as required by concurrent changes in the relevant GAAP; or

         (iv) any diminution by Networks North of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

         For the purposes of this section, "Material Adverse Effect" means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole, except for those changes, events, violations, inaccuracies, circumstances and effects that (i) are caused by conditions affecting the Canadian or United States economy as a whole or affecting the industry in which such entity competes as a whole or (ii) are related to or result from announcement or pendency of the transactions contemplated by this Agreement provided, however, that in the case of each of the exceptions set forth in (i) and (ii) above, the entity relying upon such exception to demonstrate that a Material Adverse Effect has not occurred shall bear the burden of proof, by a preponderance of the evidence, that such exception is applicable.

(l) Real Estate. At the time of Closing, NNAC and Networks North will not own any real property. The only real property owned by subsidiaries of Networks North are:

         (i) Units 36, 37 and 38, 775 Pacific Road, Oakville, Ontario owned by Magic Lantern Communications Inc.

         (ii) 14 Meteor Drive, Toronto, Ontario owned by NTN Interactive Network Inc.

         (iii)    10 Meteor Drive, Toronto, Ontario owned by 3484751 Canada Inc.

         To the best of knowledge of Networks North, with respect to the real property (the "Real Property"):

         (A) there are no outstanding work orders or other requirements against the Real Property by any governmental authority, department or agency;

         (B) the Real Property and all of the buildings located upon it and improvements thereto and the purposes for which any of them are used, comply in all respects with the relevant zoning, building, environmental and other governmental or municipal by-laws, laws, requirements, regulations and ordinances (including municipal and provincial fire regulations and pollution control regulations) and with Fire Underwriters' regulations;

         (C) all structures located on the Real Property (including all walls, roofs, floors, sub-floors, foundations, partitions and ceilings) and the pavement, sidewalks, driveways and parking areas situate upon the Real Property are in good order and sound condition and free from all defects (structural or otherwise), weaknesses and leakages, and the chattels, elevators and equipment, if any, and all plumbing, heating, ventilating, air conditioning, utility, sprinkler systems, drainage, electrical systems and all wiring and mechanical equipment and related accessories and installations, and other equipment contained in, on, about or used in connection with the buildings situated on the Real Property and the Real Property are in good working order and repair, and sufficient for the use for which such equipment and the Real Property is being employed;

         (D) the Real Property is serviced by all required municipal, private and public utility services including, without limitation, storm and sanitary sewers, water, drainage, hydro, telephone and gas services, and such services are adequate and sufficient for the buildings located on the Real Property and serviced thereby, and have been fully paid for and the cost thereof is not chargeable against the Real Property by way of local improvement charges;

         (E) there is full ingress and egress to and from the Real Property to and from the public road(s) abutting or adjacent to the Real Property for all pedestrian and vehicular traffic using the Real Property for the purposes of the Business, and such ingress and egress is and has been uninterrupted along the full frontages of the Real Property upon such public road(s);

         (F) there has not been received by Networks North or anyone on behalf of Networks North or its subsidiaries, any notice with respect to any by-law change affecting the premises located on the Real Property, the use of such premises, or relating to any threatened or pending condemnation or expropriation of such premises;

         (G) the structures, fixtures and improvements on the Real Property do not encroach in any manner on property of others, and the Real Property is not encroached upon in any manner by structures or improvement of others;

         (H) neither Networks North, its subsidiaries or anyone on behalf of them has received any notice from any insurance carrier of defects or inadequacies in any buildings situated on the Real Property, which, if not corrected, could result in termination of insurance coverage or an increase in the cost of coverage;

         (I) there is no request or application pending or threatened proceeding to alter or restrict the zoning or other use restrictions applicable to any of the Real Property;

         (J) to the best of the knowledge of Networks North and its subsidiaries, neither the Real Property nor any lands adjacent to it has ever been used for the purpose of a waste disposal site;

         (K) no hazardous substance, including, without limitation, asbestos, urea formaldehyde foam insulation, radon gas and PCBs, is or has been located, stored or incorporated in or on the Real Property or any of the buildings situated on it. Networks North has complied with all federal, provincial and municipal orders, regulations and by-laws relating to environmental and occupational health and safety matters, including the disposal of hazardous substances;

         (L) no excavation has been made in or upon the Real Property, nor any fill placed in or about the Real Property, during the period of ownership or control of the Real Property by Networks North or any associated or affiliate corporation;

         (M) Networks North has complied with all federal, provincial and municipal orders, regulations and by-laws relating to environmental matters, and without limitation, there have been no "spills" of "pollutants", as those terms are defined in the Environmental Protection Act, R.S.O. 1980 c. 141, or such applicable legislation in the jurisdiction where the Real Property is located, for which Networks North is responsible either as the "owner of the pollutant", or "person having control of a pollutant" as those terms are defined in such Act, nor have there been any other events, accidents or episodes of a similar nature that would impose duties and obligations on Networks North or its subsidiaries under environmental legislation of other governmental authority having jurisdiction; and

         (N) the processing, storage, and handling, and disposal of chemicals, hazardous substances and other products harmful to the environment on and from the Real Property are being conducted in accordance with all applicable municipal, provincial and federal legislation.

(m) Leases. All leased property of Networks North or its subsidiaries is listed in the Networks North Schedule. Each lease and/or offer or agreement to lease:

         (i) is in full force and effect and in good standing and constitutes a legal, valid and binding obligation of Networks North or its subsidiary which is a party thereto, and, without limiting the generality of the foregoing, there has been no default thereunder by the tenant, or to the best of the knowledge Networks North or its subsidiary, by the landlord, and neither Networks North or its subsidiaries have received notice of termination or threat by the landlord to terminate such lease or agreement to lease; and

         (ii) except where consent, approval or act of any party is required pursuant to the terms of leases or agreements to lease, copies of which have been delivered to Chell.com's Counsel, will continue in full force and effect notwithstanding the closing of the transactions contemplated by this Agreement without the consent, approval or act of any party under such lease or agreement to lease; for greater certainty, NNAC and Networks North will obtain any required consents prior to the Closing Date;

         With respect to all Leased Property:

         (A) to the best of Networks North's knowledge, the premises and improvements thereto and the purposes for which any of them are used, comply in all respects with the relevant zoning, building, environmental and other governmental or municipal by-laws, laws, requirements, regulations and ordinances (including municipal and provincial fire regulations and pollution control regulations) and with Fire Underwriters' regulations;

         (B) there has not been received by Networks North, its subsidiaries or anyone on behalf of them, any notice with respect to any by-law change affecting the premises or relating to any threatened or pending condemnation or expropriation of such premises;

         (C) none of Networks North, its subsidiaries or anyone on behalf of them has received any notice from any insurance carrier of defects or inadequacies in any of the premises, which, if not corrected, could result in termination of insurance coverage or an increase in the cost of coverage;

(n) Proprietary Rights. Networks North and its subsidiaries own no copyrights, uncopyrighted works, registered or unregistered trade marks, certification marks, trade names, industrial designs, patents, patent applications, unpatented inventions, trade secrets, know-how and other proprietary rights except the trademarks Videobase, Profis and Networks North (the "Proprietary Rights"). The use of such Proprietary Rights by NNAC or Networks North in the conduct of their business does not infringe or violate any proprietary rights belonging to third parties, including proprietary rights owned by a third party to any computer software programs now used in the conduct of the business, all of which computer software programs are properly licensed by the NNAC and Networks North.

(o) Absence of Certain Changes or Events. Except as set out on the Networks North Schedule, since the date of the Networks North Financials, Networks North has not:

         (i) incurred any fixed or contingent obligation, liability or commitment except trade or business obligations incurred in the ordinary course of business, none of which is materially adverse or was entered into for inadequate consideration;

         (ii) discharged or satisfied any Encumbrance or paid or satisfied any fixed or contingent obligation or liability, except for current obligations or liabilities incurred in the ordinary course of business;

         (iii) mortgaged, pledged or subjected any of the assets of the business to any Encumbrance, other than liens, if any, for current taxes not yet due and payable;

         (iv) entered into any lease or rental agreement or transferred, leased, licensed or disposed of any of the assets of the business other than renewals of any existing leases in accordance with the renewal rights contained therein;

         (v) waived, released, cancelled or compromised any debt, claim or right, other than in the ordinary course of business;

         (vi) transferred or granted any right under any lease, license or other agreement or with respect to any intangible asset other than in the ordinary course of business;

         (vii) paid or agreed to pay any bonus to any executive of Network North or its subsidiaries;

         (viii) suffered any material casualty loss (whether or not covered by insurance) or any material operating or other loss;

         (ix) suffered any adverse change in, or any event or events which have had or will have a material adverse effect on, the assets or the liabilities of Network's North or any of its subsidiaries, the conduct of their respective businesses or the condition (financial or otherwise) or prospects of Networks North taken as a whole;

         (x) made any loan to or entered into any other transaction with any of its officers, directors, employees or shareholders giving rise to any claim or right of, by, or against any such person and, except as disclosed in the Parent Financials. None of Networks North or its subsidiaries is indebted to any of its officers, directors, employees or shareholders or any other person not dealing at arms' length with such corporation;

         (xi) made or entered into any contract or commitment to make any capital expenditures out of the ordinary course of business other than approximately $500,000 Canadian dollars which have been committed to capital expenditures for Gala Vu Entertainment Network Inc.;

         (xii) declared or paid any dividend or made or agreed to make any payment or distribution to any shareholder;

         (xiii) issued, sold or granted any options, rights or warrants to purchase, or subscribe for, any shares of any corporation;

         (xiv) sold or otherwise disposed of any fixed or capital assets except in the ordinary course of business;

         (xv) amended or terminated any contract or agreement which is material to the business of Networks North or any of its subsidiaries; or

         (xvi) entered into any agreement or commitment to do or cause any of the matters described above to occur.

(p) No Defaults under Agreements; No Violation of Laws. None of Networks North or any of its subsidiaries has received notice of, or has knowledge of, the existence of any material default or event of default or the occurrence of any event which with notice or lapse of time, or both, would constitute a material default, and which is continuing, under the terms or provisions, express or implied, of any agreement to which any of the assets, shares, or the conduct of the business are subject. None of Network's North or any of its subsidiaries has received notice of, or has any knowledge of, a violation of any applicable federal, provincial, state or municipal law, ordinance, regulation, order or requirement relating to the assets, shares, or the conduct of the business which may have a material adverse effect on the assets, shares, or the conduct of the business. Networks North and its subsidiaries are conducting the business in material compliance with all applicable laws, regulations, by-laws and ordinances of each jurisdiction in which the business is carried on;

(q) Litigation. No claim, action, suit, proceeding, litigation, arbitration or investigation has been commenced or threatened in writing against Networks North or any of its subsidiaries, except as set out in Networks North SEC Filings (and no basis therefor is known to Networks North). No matter which is set out in the Networks North SEC Filings would, if decided adversely against Networks North or its subsidiaries, have a material adverse effect on the conduct of their business or upon their assets or shares. None of Networks North or its subsidiaries is subject to any continuing injunction, judgment or other order of any court, arbitrator or governmental agency. None of Networks North or its subsidiaries is in material default under any order, licence, regulation, or in any default of any demand of any federal, provincial, municipal or other governmental agency or regulatory body or with respect to any order, writ, injunction or decree of any court.

(r) Tax Matters. Subject to any requirement to file arising from, or in connection with, the transactions contemplated in this Agreement, Networks North and its subsidiaries have:

         (i) prepared and filed with the appropriate governmental authorities by the required filing date all Tax Returns required to be filed by it under all applicable laws or regulations, which Tax Returns, were prepared in conformity with such applicable laws and regulations and properly reflect, and do not understate, the taxable income and the liability for Taxes of such corporation in the relevant taxation year;

         (ii)     paid all Taxes as they have become due and payable; and

         (iii) made sufficient provision in the Financial Statements for all accrued but unpaid Taxes, if any, whether or not disputed, for all relevant periods.

         Except as disclosed in the Networks North SEC Filings, there are no actions, suits, tax audits or other proceedings or investigations or claims in progress, pending or threatened in writing against Networks North or any of its subsidiaries in respect of any Taxes and, in particular, there are no currently outstanding reassessments or written inquiries which have been issued or raised by any governmental authority relating to Taxes. Networks North is not aware of any contingent liabilities for Taxes or any reasonable grounds for an assessment or reassessment of any Tax Return filed by Networks North or any of its subsidiaries, and has not received any indication from any taxing authorities that an assessment or reassessment is proposed in respect of any Taxes, regardless of the merits. Neither Networks North or its subsidiaries has executed or filed with any taxing authority any agreement extending the period for assessment, reassessment or collection of Taxes, or any waiver or agreement regarding statutes of limitations relating to Taxes. Except as disclosed in the Networks North SEC Filings all Taxes which are required to be withheld or collected by Networks North and each of its subsidiaries from payments made to their respective present and former employees, officers and directors, and to all persons who are not residents of Canada for purposes of the Income Tax Act have been duly withheld or collected and, to the extent required, have been duly remitted to the proper taxing authorities. Each subsidiary of Networks North has properly withheld all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted, or will remit such amounts to the proper taxing authorities within the time required by the applicable legislation if such time is prior to the Closing Date.

(s) GST. Each subsidiary of Networks North is properly registered under the Excise Tax Act (Canada) for the purposes of the goods and services tax
         (GST), if required pursuant to the provisions of the Excise Tax Act (Canada), and each has charged, collected and remitted, in the time and manner required under the said Act, all Taxes required to be charged, collected and remitted pursuant to Part IX of the Excise Tax Act (Canada) in respect of any "taxable supply" (as such term is defined under the applicable sections of the said Act) made by each of them.

(t) Potential Conflicts of Interest. No officer, director or shareholder of Networks North or any subsidiary, and no person directly or indirectly controlling or controlled by, or under the direct or indirect control of, any of the foregoing persons:

         (i) owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of, any person which is a competitor, lessor, lessee, customer or supplier of Networks North or any of its subsidiaries;

         (ii) holds a beneficial interest in any contract or other agreement to which Networks North or any subsidiary is a party or by which it is obligated or bound;

         (iii) owns, directly or indirectly, in whole or in part, any tangible or intangible property (including, without limitation, any Proprietary Rights) which any of NNAC and Networks North are using or the use of which is necessary for their business; or

         (iv) has any cause of action or other claim whatsoever against NNAC and Networks North, except for claims in the ordinary course of business, such as for accrued vacation pay.

         All purchases and sales or other transactions, if any, between any of NNAC and Networks North and any such persons have been made on the basis of prevailing market rates and all such transactions have been made on terms no less favourable to NNAC and Networks North than those which would have been available from unrelated third parties.

(u) Payments to Directors, Officers and Employees. Since the date of the Networks North Financials, no payments have been made or authorized by Networks North or its subsidiaries to its officers, directors, shareholders or employees, except in the ordinary course of the business and at the regular rates or salary or remuneration payable to such persons, or as otherwise specifically disclosed or contemplated by this Agreement.

(v) Amounts Due from Officers. Except as set out in the Networks North Schedules, as of this date, there are no accounts receivable, notes receivable or any other amounts due to Networks North or any of its subsidiaries from officers, directors or shareholders of Networks North or its subsidiaries.

(w) Insolvency. Networks North, on a consolidated basis with its subsidiaries is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property.

(x) Full Disclosure. The information furnished to Chell.com by Networks North in connection with this Agreement and the transactions contemplated by this Agreement does not contain any untrue statement of a material fact and does not omit to state any material fact necessary to make the statements made, in the context in which made, not false or misleading.


                            ARTICLE 4.00 - COVENANTS

4.01 COVENANTS OF NNAC AND NETWORKS NORTH DURING INTERIM PERIOD. Networks North hereby covenant that, during the Interim Period, it shall and it shall cause its subsidiaries to:

(a)      carry on their business in the ordinary course; and

(b) give the Vendors and Chell.com's Counsel, and advisors, reasonable access during normal business hours to the properties, books, contracts, commitments and records Networks North and its subsidiaries;

(c) furnish the Vendors with all information concerning the affairs of Networks North and its subsidiaries as the Vendors may reasonably request;

(d) instruct and authorize the auditors of Networks North to cooperate with the Chell.com's Counsel and the Vendors advisors and instruct them to give them reasonable access during such period to their files and working papers to their audit and tax files with respect to Networks North and its subsidiaries;

(e) obtain all consents and approvals reasonably required by the Vendors pursuant to the terms of any leases, contracts or rights of Networks North or any of its subsidiaries;

(f) set forth for approval in its circular to shareholders for the annual meeting of shareholders of Networks North, a resolution approving the transactions contemplated hereby and a resolution to amend the company's employee option plan whereby the amount of common stock available for grant pursuant to the plan will be a rolling 20% of the issued and outstanding common stock of Networks North at any time;

(g) enter into a licence agreement with Chell with respect to the trademark, domain names and stylized logo for Chell.com and Chell Corporation which license will include those terms set out in section 3.01(o)(iii);

(h) treat in confidence all documents, materials and other information and findings which it or any of its authorized representatives, has obtained concerning Chell.com, the Chell.com Assets, enGyro Inc., cDemo Inc., eSupplies (Alberta) Ltd., or C Me Run Corp., during the Interim Period in the course of its investigations;

(i) bring forth a resolution before the board of directors of Networks North approving of the business combination set out herein and thereby waiving restrictions imposed by section 912 of the New York Business Corporation Law; and

(j) promptly advise the Vendors in writing of any material adverse change in the condition, financial or otherwise, of Networks North or any of its subsidiaries.

4.02 COVENANTS OF THE VENDORS DURING INTERIM PERIOD. The Vendors hereby covenants that, during the Interim Period, they shall:

(a) give Networks North, Networks North's counsel and its advisors, reasonable access during normal business hours to the properties, books, contracts, commitments and records of Chell.com and Chell pertaining to the Assets and make arrangements for access to same with respect to enGyro Inc., eSupplies (Alberta) Ltd. and cDemo Inc. With respect to C Me Run Corp., Chell will make arrangements for meetings and correspondence to take place with management;

(b) furnish Networks North with all information concerning the Assets as Networks North may reasonably request;

(c) obtain all consents and approvals reasonably required by Networks North for the transfer of the Assets;

(d) treat in confidence all documents, materials and other information and findings which it or any of its authorized representatives, has obtained concerning Networks North and NNAC during the Interim Period in the course of its investigations; and

(e) promptly advise Networks North in writing of any material adverse change in the condition, financial or otherwise, of the Assets.

4.03     COVENANTS ON CLOSING.

(a) To the extent that such are within Networks North's power and control, Networks North covenants that at the Time of Closing it will satisfy, or cause to be satisfied, all conditions precedent to the obligations of the Vendors set out in this Agreement.

(b) To the extent that such are within the Vendors power and control, the Vendors covenant that at the Time of Closing they will satisfy, or cause to be satisfied, all conditions precedent to the obligations of Networks North set out in this Agreement.


4.04     POST-CLOSING COVENANTS

(a) The Vendors severally agree that, subsequent to the Time of Closing, they will, at the request and expense of Networks North, execute and deliver such additional conveyances, transfers and other assurances as, in the opinion of the Networks North's Counsel, are reasonably required to carry out the intent of this Agreement and to transfer the Assets to Networks North and NNAC.

(b) Chell.com and Chell agree, subsequent to the Time of Closing, they will at the request and expense of Networks North, take all steps reasonably required by Networks North to assist Networks North in retaining the goodwill of Chell.com; and perform all of their obligations to be performed under this Agreement after the Time of Closing.

(c) Networks North agrees that, subsequent to the Time of Closing, they will, at the request and expense of the Vendor making such request, execute and deliver such additional conveyances, transfers and other assurances as, in the opinion of the particular Vendor or Chell.com's Counsel, are reasonably required to carry out the intent of this Agreement.

(d) Networks North covenants to submit a registration statement in accordance with the Securities Act of 1933, and to declare such registration effective, which registration statement shall include all shares of Networks North issued to the Vendors and shares of Networks North into which the shares of NNAC to be issued in accordance with this Agreement are convertible, within six (6) months of the Closing Date. The Vendors acknowledge that any registration is subject to approval of the Securities and Exchange Commission.

(e) The parties agree to file, if available, any applicable GST elections under the Excise Tax Act which would permit the transfer of the Assets on an exempt basis.

(f) Networks North covenants to change its name to Chell Corporation and to apply to NASDAQ for a change in its ticker symbol.

        ARTICLE 5.00 - CONDITIONS PRECEDENT TO OBLIGATIONS OF THE VENDORS

5.01 CONDITIONS PRECEDENT. The obligations of the Vendors under this Agreement are subject to the fulfillment, at or before the Time of Closing, of the following conditions. All of the following conditions have been included for the sole benefit of the Vendors and each is a condition of the closing of the transactions provided for in this Agreement. Any of the following conditions may be waived by the Vendors, in whole or in part, at or at any time prior to the Time of Closing, provided that no such waiver shall constitute a waiver by the Vendors of any of their other rights or remedies in connection with any other condition or conditions, and any waiver will only be binding upon the Vendors if made by the Vendors in writing:

(a) No Misrepresentations or Breach of Covenants and Warranties. All of the representations and warranties of each of NNAC and Networks North contained in this Agreement are true and correct in all respects at the Time of Closing with the same effect as though such representations and warranties had been made at and as of such time and there has been compliance by each of NNAC and Networks North with, and no breach by any of them of, any of their covenants in this Agreement including, without limiting the foregoing, the approval of the shareholders of Networks North;

(b) No Changes in Operations. During the Interim Period, there has been no material adverse change in the business or in the affairs, liabilities, or condition (financial or otherwise), or prospects of Networks North or any of its subsidiaries, or other event or development which would, in the sole discretion of the Vendors, affect the decision of a prudent purchaser in similar circumstances to complete the transactions contemplated hereby, and there has been no material adverse legislative or regulatory change affecting the business of Networks North or its subsidiaries;

(c) Officer's Declaration of Networks North. The Vendors shall have received a statutory declaration of a senior executive officer of Networks North that, except as set out in Networks North's SEC filings:

         (i) there are not any applications or filings outstanding which would in any way alter the constating documents or corporate status of Networks North or any of its subsidiaries;

         (ii) no resolutions or by-laws have been passed, enacted, consented to or adopted by the directors or the shareholders of Networks North or any of its subsidiaries, except those contained in the minute books of such corporation;

         (iii) there are no agreements with shareholders or otherwise which restricts, in whole or in part, the powers of the directors of Networks North to manage or supervise the management of the business and affairs of the Networks North or any of its subsidiaries; and

         (iv) such person has no knowledge of any action, suit or proceeding by any governmental body or authority, or by any private third party, seeking to restrain the transactions contemplated by this Agreement or its consummation which has been threatened or instituted against any of Networks North or its subsidiaries and remains pending at the Time of Closing.

(d) Restraint of Transactions. No order of any court of competent jurisdiction is effective restraining the transactions contemplated by this Agreement.

(e) Agreements and Consents. All consents of any persons, which are necessary to be obtained by Networks North for the consummation of the transactions contemplated by this Agreement and for the continuance of all contracts, agreements, licenses, permits and authorizations material to the business and operations of Networks North or its subsidiaries have been obtained by Networks North at its sole cost and expense, and delivered to the Vendors at, or before, the Time of Closing.

(f) Opinion Letter of Networks North's Counsel. The Vendors shall have received from Networks North's Counsel an opinion, dated the Closing Date, in form and substance mutually agreed upon by the parties hereto, acting reasonably. In giving such opinion, the Networks North's Counsel may rely, as to matters of fact, upon certificates of senior executive officers of Networks North and a certificate of an official of the jurisdiction governing the status of Networks North provided that the Networks North's Counsel states that they believe that they are justified in relying upon such certificate and deliver copies of all certificates relied upon to the Vendors prior to, or at, the Time of Closing.

(g) Voting and Exchange Trust Agreement and Support Agreement. Networks North and the Vendors shall take all steps and execute all documents and agreements necessary to give effect to the terms of the NNAC Shares Provisions, including entering into a Voting and Exchange Trust Agreement with a trustee and whereby Networks North will agree to authorize and issue a new class of special voting share with that number of votes attached thereto equal to the Aggregate Equivalent Vote Amount, which generally is equal to the number of shares of NNAC issued and outstanding to the Vendors. The Vendors shall be permitted, pursuant to such Voting and Exchange Trust Agreement to cause the trustee to vote the special shares at meetings of Networks North's shareholders. Networks North shall further enter into a Support agreement with NNAC whereby Networks North shall agree to fund any distributions which are made to shareholders of Networks North on the same basis to the shareholders of NNAC. Both agreements shall be satisfactory to the Vendors, acting reasonably.

(h) Escrow Agreement. Networks North and NNAC shall agree to be bound by any escrow or lock-up term apply to the Chell Canadian Shares, Chell US shares or Chell.com US shares.

(i) Employment Agreement Networks North shall enter into an employment agreement with Chell hiring Chell as CEO of Networks North with compensation which shall not be less than that being paid to the current CEO of Networks North. The contract will also include an obligation to provide Chell with a personal assistant and to allow Chell to continue using the services of the CFO of Chell.com for a reasonable period of time following Closing;

(j) Waivers Networks North shall obtain waivers from all directors, officers or employees who may have increased compensation as a result of a change of control, waiving such rights (if such exist) with respect to the transactions contemplated hereby or an acknowledgment from such parties that waivers previously executed by them with respect to the purchase of shares of Networks North on April 4, 2000 by Chell.com apply to the transactions contemplated hereunder. Networks North shall also obtain a waiver from Peter Rona with respect to any claim for compensation or constructive dismissal as a result of the appointment of Cameron Chell as CEO and any change in responsibilities or job title assigned to Peter Rona;

(k) Additional Closing Deliveries. In addition to any other instruments and documents required to be delivered by Networks North pursuant to this Agreement, Networks North shall deliver or caused to be delivered, at or before the Time of Closing, the certificates representing the NNAC Shares registered in the name of the appropriate Vendor and such other documents as are requested by the Vendors in order to give effect to the transactions contemplated hereby.

5.02 RESULT OF FAILURE TO SATISFY CONDITION PRECEDENT. If any of the foregoing conditions precedent to the obligations of the Vendors have not been satisfied at the Time of Closing, and have not be waived by the Vendors at, or at any time prior to, the Time of Closing, the Vendors may:

(a) refuse to complete the transactions contemplated in this Agreement by giving written notice to Networks North and, in such event, all parties shall be released from their obligations under this Agreement; or

(b) complete the transactions provided for in this Agreement, it being expressly understood and agreed that the completion of such transactions shall not constitute a waiver of any rights or remedies the Vendors may have in connection with any misrepresentation or breach of warranty or covenant herein


                                    ARTICLE 6

         CONDITIONS PRECEDENT TO OBLIGATIONS OF NETWORKS NORTH AND NNAC


6.01 CONDITIONS PRECEDENT. The obligations of each of Networks North and NNAC under this Agreement are subject to the fulfilment, at or before the Time of Closing, of the following conditions. All of the following conditions have been included for the sole benefit of Networks North and NNAC and each is a condition of the closing of the transactions provided for in this Agreement. Any of the following conditions may be waived by Networks North and NNAC, in whole or in part, at or at any time prior to the Time of Closing, by a waiver in writing signed by Networks North and NNAC, provided that no such waiver shall constitute a waiver by Networks North and NNAC of any of their rights or remedies in connection with any other condition or conditions, and any waiver will only be binding upon Networks North and NNAC if made in writing by Networks North and
NNAC:

(a) No Misrepresentations or Breach of Covenants and Warranties. All of the representations and warranties of the Vendors contained in this Agreement are true and correct in all respects at the Time of Closing with the same effect as though such representations and warranties had been made at and as of such time and there has been compliance by the Vendors with, and no breach by the Vendors of, any of its covenants in this Agreement.

(b) No Changes in Operations. During the Interim Period, there has been no material adverse change in the business or in the affairs, liabilities, or condition (financial or otherwise), or prospects of Chell.com, Chell.com USA Inc., eSupplies (Alberta) Ltd., enGyro Inc., C Me Run Corp., or cDemo Inc., or other event or development which would, in the sole discretion of Networks North, affect the decision of a prudent purchaser in similar circumstances to complete the transactions contemplated hereby, and there has been no material adverse legislative or regulatory change affecting the business of Chell.com, Chell.com USA Inc., eSupplies (Alberta) Ltd., enGyro Inc., C Me Run Corp., or cDemo Inc.;

(c) Officer's Declaration of Each Seller. Networks North shall have received a statutory declaration of a senior officer of Chell.com and from Chell in his individual capacity that with respect only to the parts of this agreement applicable to them:

         (i) all representations and warranties pertaining to them and contained in this Agreement are true and correct at the Time of Closing as though then made;

         (ii) there has been compliance with each of the covenants and obligations applicable to them and required to be complied with at or before the Time of Closing;

         (iii) the sale of such Vendor's part of the Assets has been authorized by all necessary actions;

(d) Restraint of Transactions. No order of any court of competent jurisdiction is effective restraining the transactions contemplated by this Agreement;

(e) Agreements and Consents. All consents of any persons, which are necessary to be obtained by the vendors for the consummation of the transactions contemplated by this Agreement and for the continuance of all contracts, agreements, licenses and leases which form a material part of the Assets have been obtained by the Vendors at their sole cost and expense;

(f) Additional Closing Deliveries. In addition to any other instruments and documents required to be delivered by the Vendors to Networks North or NNAC pursuant to this Agreement, the Vendors shall have delivered to the Sellers, at or before the Time of Closing, the following:

         (i) certificates representing the Chell Canadian Shares, the Chell US Shares, the Chell.com Canadian Shares, the Chell.com US Shares registered in the name of the relevant Vendor;

         (ii) an assignment of all employment agreements, leases and other contracts being transferred as part of the Chell.com Assets;

         (iii) a bill of sale for the Chell.com Assets listed in paragraph 1.01(f)(ii);

         (iv) confirmation from Frank Killoran, Gordon Herman and David Bolink that the options held by them as outlined in subsection 3.01(d) do not affect Networks North's or NNAC's title to the Chell.com US Shares being transferred to Networks North;

         (v) an agreement with the holder of debt being assumed by NNAC in accordance with subsection 2.03(a)(ii) to accept 451,868 NNAC Shares in full settlement of the debt.

(g) Opinion Letter of Counsel for the Vendors. Networks North and NNAC shall have received from Chell.com's Counsel and other Vendor's counsel opinions, dated the Closing Date, in form and substance mutually agreed upon by the parties hereto, acting reasonably. In giving such opinion Chell.com's Counsel and other Vendor's counsel may rely, as to matters of fact, upon certificates of senior executive officers of Chell.com or Chell, or a certificate of an official of the jurisdiction governing the status of such parties as to the corporate status of the such party, provided that Chell.com's Counsel and other Vendor's counsel state that they believe that they are justified in relying upon such certificate and deliver copies of all certificates relied upon to the Networks North and NNAC prior to, or at, the Time of Closing.

(h) Release of Security. All Encumbrances affecting the Assets have either been released and discharged by on or before the Closing Date.

(i) Due Diligence. Networks North and the Committee shall have completed satisfactory due diligence and the Committee shall have decided to proceed with the transaction

6.02 RESULT OF FAILURE TO SATISFY CONDITION PRECEDENT . If any of the foregoing conditions precedent to the obligations of the Vendors have not been satisfied at the Time of Closing, and have not been waived by Networks North and NNAC at, or at any time prior to, the Time of Closing, Networks North and NNAC may:

(a) refuse to complete the transactions contemplated in this Agreement by giving written notice to the Vendors and, in such event, all parties shall be released from their obligations under this Agreement; or

(b) complete the transactions provided for in this Agreement, it being expressly understood and agreed that the completion of such transactions shall not constitute a waiver of any of the Networks North's or NNAC's' rights or remedies in connection with any misrepresentation or breach of warranty or covenant herein.


                                  ARTICLE 7.00
               CERTAIN RIGHTS AND OBLIGATIONS OF NETWORKS NORTH TO
                           ACQUIRE EXCHANGEABLE SHARES

7.01     NETWORKS NORTH LIQUIDATION CALL RIGHT

(a) Networks North shall have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of NNAC as referred to in Article 5 of the NNAC Share Provisions, to purchase from all but not less than all of the holders (other than Networks North or any subsidiary thereof) of NNAC Shares on the Liquidation Date all but not less than all of the NNAC Shares held by such holders on payment by Networks North to each holder of the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the "Liquidation Call Purchase Price") in accordance with subsection 7.01(c) hereof. In the event of the exercise of the Liquidation Call Right by Networks North, each holder shall be obligated to sell all the NNAC Shares held by such holder to Networks North on the Liquidation Date on payment by Networks North to the holder of the Liquidation Call Purchase Price for each such share.

(b) To exercise the Liquidation Call Right, Networks North must notify the holders of the NNAC shares and the secretary of NNAC in writing of Networks North's intention to exercise such right at least 55 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of NNAC and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of NNAC. The corporate secretary of NNAC will notify the holder(s) of NNAC Shares as to whether or not Networks North has exercised the Liquidation Call Right forthwith after the expiry of the date by which the same may be exercised by Networks North. If Networks North exercises the Liquidation Call Right, on the Liquidation Date, Networks North will purchase and the holders will sell all of the NNAC Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

(c) For the purposes of completing the purchase of the NNAC Shares pursuant to the Liquidation Call Right, Networks North shall arrange with its transfer agent to deposit with the secretary of NNAC, on or before the Liquidation Date, the Exchangeable Share Consideration representing the total Liquidation Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the secretary of NNAC, on and after the Liquidation Date, the right of each holder of NNAC Shares will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by Networks North, without interest, upon presentation and surrender by the holder of certificates representing the NNAC Shares held by such holder and the holder shall, on and after the Liquidation Date, be considered and deemed for all purposes to be the holder of the Networks North Common Stock delivered to such holder. Upon surrender to the secretary of NNAC of a certificate or certificates representing NNAC Shares, together with such other documents and instruments as may be required to effect a transfer of NNAC Shares under the Business Corporations Act (Ontario), the by-laws of NNAC or as the transfer agent of Networks North may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the secretary of NNAC shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled. If Networks North does not exercise the Liquidation Call Right in the manner described above on the Liquidation Date, the holders of the NNAC Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable by NNAC in connection with the liquidation, dissolution or winding-up of NNAC pursuant to
Article 5 of the NNAC Share Provisions. Notwithstanding the foregoing, until such Exchangeable Share Consideration is delivered to the holder, the holder shall be deemed to still be a holder of NNAC Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

7.02     NETWORKS NORTH REDEMPTION CALL RIGHT

(a) Networks North shall have the overriding right (the "Redemption Call Right"), notwithstanding the proposed redemption of the NNAC Shares by NNAC pursuant to Article 7 of the NNAC Share Provisions, to purchase from all but not less than all of the holders (other than Networks North or any subsidiary thereof) of NNAC Shares on the Automatic Redemption Date all but not less than all of the NNAC Shares held by each such holder on payment by Networks North to the holder of the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date (the "Redemption Call Purchase Price") in accordance with subsection 7.02(c) hereof. In the event of the exercise of the Redemption Call Right by Networks North, each holder shall be obligated to sell all the NNAC Shares held by the holder to Networks North on the Automatic Redemption Date on payment by Networks North to the holder of the Redemption Call Purchase Price for each such share.

(b) To exercise the Redemption Call Right, Networks North must notify the holders of NNAC Shares, and NNAC of Networks North's intention to exercise such right not later than the date by which NNAC is required to give notice of the Automatic Redemption Date. The secretary of NNAC will notify the holders of the NNAC Shares as to whether or not Networks North has exercised the Redemption Call Right forthwith after the date by which the same may be exercised by Networks North. If Networks North exercises the Redemption Call Right, on the Automatic Redemption Date, Networks North will purchase and the holders will sell all of the NNAC Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

(c) For the purposes of completing the purchase of the NNAC Shares pursuant to the Redemption Call Right, Networks North shall deposit with the secretary of NNAC, on or before the Automatic Redemption Date, the Exchangeable Share Consideration representing the total Redemption Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the secretary of NNAC, on and after the Automatic Redemption Date, the rights of each holder of NNAC Shares will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by Networks North upon presentation and surrender by the holder of certificates representing the NNAC Shares held by such holder and the holder shall on and after the Automatic Redemption Date be considered and deemed for all purposes to be the holder of the Networks North Common Stock delivered to such holder. Upon surrender to the secretary of NNAC of a certificate or certificates representing NNAC Shares, together with such other documents and instruments as may be required to effect a transfer of NNAC Shares under the Business Corporation Act (Ontario), the by-laws of or as the transfer agent of Networks North may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the secretary of NNAC shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled. If Networks North does not exercise the Redemption Call Right in the manner described above, on the Automatic Redemption Date, the holders of the NNAC Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by NNAC in connection with the redemption of the NNAC Shares pursuant to Article 7 of the NNAC Share Provisions. Notwithstanding the foregoing, until such Exchangeable Share Consideration is delivered to the holder, the holder shall be deemed to still be a holder of NNAC
Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

7.3 EXCHANGE PUT RIGHT. Upon and subject to the terms and conditions contained in the NNAC Share Provisions and the Voting and Exchange Trust Agreement, a holder of NNAC Shares shall have the Exchange Put Right.

            ARTICLE 8.00 - SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.01 SURVIVAL OF THE REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations, warranties and covenants of each of the parties contained in this Agreement shall, unless otherwise expressly provided in this Agreement, survive the closing of the transactions provided for in this Agreement and, notwithstanding such closing and notwithstanding any investigations made with respect thereto, shall continue in full force and effect:

(a) with respect to those representations and warranties relating to Taxes, for so long as the party making the representation may be assessed or reassessed, or any action or proceeding may be brought against such party in connection with Taxes;

(b) with respect to all representations and warranties with respect to title of the Assets; and

(c) with respect to all other representations and warranties and the covenants, for a period of two (2) years after the Time of Closing.



                          ARTICLE 9.00 -INDEMNIFICATION

9.01 SCOPE OF INDEMNIFICATION. In the event that the transactions provided for in this Agreement are completed and it is subsequently determined that any of NNAC and Networks North or the Vendors or any agent, employee, affiliate, successor or nominee of NNAC and Networks North or the Vendors, or any of the officers, directors, shareholders, subsidiaries, affiliates, employees and agents of any of the aforesaid (collectively the "Indemnified Parties") has or is subject to any loss, damage, liability, deficiency, claim, cost, recovery, expense (including interest, penalties and reasonable legal fees), assessment or re-assessment (collectively the "Claims") arising from the incorrectness, failure, non-compliance or other breach of any representation, warranty or covenant made by one party (the "Indemnifying Party") to the other pursuant to this Agreement, the Indemnifying Party unconditionally agrees to indemnify and save harmless the Indemnified Parties (except in the case where for the Indemnifying Party is a Vendor in which case the Vendors shall act severally and only with respect to those representations, warranties and covenants applicable to them) for such Claims but only if the amount of such Claims, in the aggregate, exceed $100,000. Any claim under this section shall be in writing and shall be made within one hundred and twenty (120) days of the date on which such representation or warranty ceases to survive according to the provisions of this Agreement.



                         ARTICLE 10.00 - MISCELLANEOUS

10.01 BULK SALES ACT. To the extent that the Bulk Sales Act of Ontario is applicable to the transactions outlined herein, the parties agree to waive compliance with the act and Chell.com shall indemnify Networks North or NNAC, as the case may be, with respect to any claims from creditors of Chell.com with respect to the Chell.com Assets.

10.02 PUBLIC ANNOUNCEMENT. The parties to this Agreement agree that, except if required by securities laws, no public announcement of this Agreement or the transactions herein contemplated shall be made without the prior written consent of all of the parties hereto, such consent not to be unreasonably withheld.

10.03 NOTICES. All notices, requests, demands or other communications required or desired to be given or made by one party to another shall be given in writing by personal delivery or prepaid registered mail or by facsimile transmission or other means of instantaneous transmission in regular commercial usage at such time, verified by a transmission report, as follows:

(a)      to the Vendors:            Chell.com Ltd.
                                    #500, 630 8th Ave SE
                                    Calgary, Alberta
                                    T2P 1G6
                                    Attention: Blair Layton
                                    (Fax - 403-303-2380)

         with a copy to:            Morrison, Brown, Sosnovitch
                                    One Toronto Street
                                    Suite 910
                                    P.O. Box 28
                                    Toronto, Ontario
                                    M5J 2V6
                                    Attention: Kevin Gallagher
                                    (Fax - 416-368-6068)





(b)      to Networks North or NNAC at :

                                    Networks North Inc.
                                    14 Meteor Drive
                                    Toronto, Ontario
                                    M9W 1A4
                                    Attention: Peter Rona
                                    (Fax - 416-675-8838)

         with a copy to:            Mintz & Fraade, P.C.
                                    488 Madison Avenue
                                    New York, New York  10022
                                    Attention: Alan Fraade
                                    (Fax - 212-486-0701)

or at such other address as may be given by any of them to the others. Any notice or other communication so given or made shall be conclusively deemed to have been given and received when delivered personally, if delivered personally, or when transmitted, if given by facsimile transmission, provided that if it is delivered or transmitted on a day which is not a Business Day then the notice or communication shall be deemed to have been given and received on the next Business Day following such date, or on the fifth (5th) Business Day following the date of mailing, if mailed by prepaid registered mail, except in the event of disruption of mail services in which event any notice shall be delivered personally or by facsimile transmission.

10.04 EXPENSES. The expenses incurred by each of the parties in connection with the negotiation of this Agreement and the completion of the transactions provided for in this Agreement, including, except as otherwise provided in this Agreement, the fees of their respective accountants and solicitors in connection with such transactions, shall be borne by such party. The cost of the valuation and fairness report of Stanford Keene shall be borne $10,000 by Chell.com and $50,000 by Networks North. Disbursements shall be prorated in the same proportions.

10.05 TIME OF THE ESSENCE. Time is of the essence of this Agreement and every part of this Agreement and no extension or variation of this Agreement shall operate as a waiver of this provision.

10.06 GOVERNING LAW. This Agreement and any of the agreements required to be executed pursuant to the provisions of this Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and of Canada applicable thereto and the parties submit to the jurisdiction of the courts of the Province of Ontario.

10.07 SEVERABILITY. If any of the provisions contained in this Agreement are, for any reason, held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained in this Agreement unless the deletion of such provision or provisions would result in such a material change as to cause the completion of the transactions contemplated in this Agreement to be unreasonable.

10.08 FURTHER ASSURANCES. The parties covenant and agree to execute such further and other documents and undertake such other actions as may be reasonably required to give effect to the terms and intent of the transactions contemplated in this Agreement.

10.09 COUNTERPARTS AND FACSIMILE SIGNATURES. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each of the parties and delivered to each of the other parties. This Agreement may be delivered by transmission of the signature pages by facsimile in which event each such signature shall be deemed to be an original signature and shall constitute execution and delivery of the entire document. If any signatures are so transmitted by facsimile, the parties undertake to forthwith thereafter to deliver the entire document with original signatures to all parties.

10.10 ENUREMENT. This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns, provided that the rights of any party hereto may not be assigned without the prior written consent of all other parties hereto.

10.11 TIME PERIODS. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference day in calculating such period shall be excluded.


IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.



                              NETWORKS NORTH, INC.


                              Per:     /s/ Peter Rona
                                       ----------------------------------------
                                       Peter Rona, Chief Executive Officer

                              Per:     /s/ Adrian Towning
                                       ----------------------------------------
                                       Adrian Towning, Director

                              NETWORKS NORTH ACQUISITION CORP.


                              Per:     /s/ Don Pagnutti
                                       ----------------------------------------
                                       Don Pagnutti, Director



                               CHELL.COM LTD.

                               Per:     /s/ Frank Killoran
                                       ----------------------------------------
                                       Frank Killoran, President

/s/ Carol Osborne
----------------------------   )       /s/ Cameron Chell
Witness                        )       ----------------------------------------
                               )       Cameron Chell

NETWORKS NORTH SCHEDULE


3.03 (h) FINANCIAL ASSISTANCE

Except as separately disclosed in filings with the SEC the only such assistance is a loan provided to Brad Schroeder on November 28, 1994. The loan was to be repaid November 28, 1995. The loan has not been repaid to date. The current principal balance outstanding is CDN$38,000. Interest is paid monthly at prime plus three quarters of one percent. There are no specific terms of repayment currently in place.


3.03 (m) LEASED PROPERTY

The following properties are leased by subsidiaries of Networks North Inc.:

(1)      560 Main Street
         St. John, New Brunswick

         -  property leased by Sonoptic Technologies Inc.
         -  lease has expired and is being renegotiated.

(2)      8755 Ash Street
         Vancouver, BC

         -  property leased by Magic Lantern Communications Ltd.
         -  lease is currently being renegotiated.

(3)      780 Windmill Road
         Suite 302
         Dartmouth, NS.

         -  property leased by GalaVu Entertainment Network Inc.
         -  lease has expired and is being paid month to month

(4)      3816A Victoria Park
         Toronto, ON

         -  property leased by GalaVu Entertainment Network Inc.

3.03 (o) ABSENCE OF CERTAIN CHANGES OR EVENTS

Except in the ordinary course of business and except as disclosed in the financial statements and filings with the SEC, the only change of events of the type enumerated in subsection 3.03 (o) is continued on-going operating losses in Interlynx Multimedia Inc., the Magic Lantern Group of Companies and GalaVu Entertainment Network Inc.

3.03 (v) AMOUNTS DUE FROM OFFICERS

As disclosed in the financial statements:

1.  Note receivable from Connolly-Daw Holdings Inc. - $160,000.
2.  Note receivable from Peter Rona - US$70,000.
3.  Note receivable from Brad Schroeder - CDN$38,000.

CHELL.COM SCHEDULE


3.01(c) and 3.01(f)   General Security Agreements with Canadian Advantage
                      Limited Partnership II
                      and
                      VC Advantage Fund Limited Partnership over the assets of
                      Chell.com Ltd.

                                  APPENDIX "A"


                    PROVISIONS ATTACHING TO THE COMMON SHARES

                  The common shares ("Common Shares") in the capital of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:


DIVIDENDS

                  Subject to the prior rights of the Exchangeable Shares and any other shares ranking prior to the Common Shares, holders of Common Shares have a right to receive dividends when declared by the Board of Directors out of property of the Corporation legally available therefore.


LIQUIDATION

                  Subject to the prior rights of the Exchangeable Shares and any other shares ranking prior to the Common Shares, the holders of Common Shares shall, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation for the purpose of winding-up its affairs, be entitled to receive the remaining property and assets of the Corporation.




VOTING

                  The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders (other than separate meetings of other classes or series of shares), and shall be entitled to one vote for each Common Share held.


                 PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

                  The Exchangeable Shares in the capital of the Corporation shall have the following rights, privileges, restrictions and conditions:





                                    ARTICLE I

                                 INTERPRETATION

1.1 For the purposes of these rights, privileges, restrictions and conditions:

         "Act" means the Business Corporations Act (Ontario), as amended. consolidated or reenacted from time to time.

         "Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question on which holders of Networks North Common Stock are entitled to vote, consent or otherwise act, the product of (i) the number of Exchangeable Shares then issued and outstanding and held by holders (other than Networks North and its Subsidiaries) multiplied by
         (ii) the number of votes to which a holder of one share of Networks North Common Stock is entitled with respect to such matter, proposition or question.

         "Agreement of Purchase and Sale" means the contract involving and affecting the Corporation, Networks North and the holders of common shares of the Corporation by and among Networks North, the Corporation, Cameron Chell and Chell.com Ltd. dated as of August 4, 2000, as amended and restated from time to time.

         "Automatic Redemption Date" means the date for the automatic redemption by the Corporation of Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be the first to occur of (a) the 10th anniversary of the Effective Date of the Arrangement or (b) the date selected by the Board of Directors of the Corporation (such date to be no earlier than the third anniversary of the Effective Date of the Arrangement) at a time when less than 5% of the number of Exchangeable Shares issuable on the Effective Date (other than Exchangeable Shares held by Networks North and its Subsidiaries; and such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) are outstanding.

         "Board of Directors" means the board of directors of the Corporation and any committee thereof acting within its authority.

         "Business Day" means any day other than a Saturday, a Sunday or a statutory holiday.

         "Common Shares" means the common shares in the capital of the Corporation.

         "Corporation" means Networks North Acquisition Corp., a corporation organized and existing under the Act and includes any successor corporation.

         "Current Market Price" means, in respect of a share of Networks North Common Stock on any date, the average of the closing sale prices per share (computed and rounded to the third decimal point) of shares of Networks North Common Stock during the period of 10 consecutive trading days ending not more than five trading days before such date on the NASDAQ Exchange, or, if Networks North Common Stock is not then traded on the NASDAQ Exchange, on such other principal stock exchange or automated quotation system on which the Networks North Common Stock is listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if, in the opinion of the Board of Directors the public distribution or trading activity of Networks North Common Stock during such period does not create a market which reflects the fair market value of a share of Networks North Common Stock, then the Current Market Price of a share of Networks North Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

         "Exchange Put Date" has the meaning provided in Section 8.2.

         "Exchange Put Right" has the meaning provided in Section 8.1.

         "Exchangeable Share Consideration" means, for any acquisition of or redemption of Exchangeable Shares, or distribution of assets of the Corporation in respect of or purchase pursuant to these share provisions, the Agreement of Purchase and Sale, the Support Agreement or the Voting and Exchange Trust Agreement:

         a. certificates representing the aggregate number of shares of Networks North Common Stock deliverable in connection with such action;

         b. a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, and all undeclared but payable, cash dividends deliverable in connection with such action; and

         c. such stock or other property constituting any declared and unpaid, and all undeclared but payable, non-cash dividends deliverable in connection with such action,

         provided that (i) that part of the consideration which represents (a) above, shall be fully paid and satisfied by the delivery of one share of Networks North Common Stock for each one Exchangeable Share, such share to be duly issued as a fully paid and non-assessable share, (ii) that part of the consideration which represents (c), above, unpaid shall be fully paid and satisfied by delivery of such non-cash items, and (iii) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest less any tax required to be deducted and withheld therefrom and without interest.

         "Exchangeable Share Price" means, for each Exchangeable Share, an amount equal to the aggregate of:

         a. the Current Market Price of a share of Networks North Common Stock; plus

         b. an additional amount equal to the full amount of all cash dividends declared, payable and unpaid on such Exchangeable Share; plus

         c. an additional amount equal to all dividends declared and payable on Networks North Common Stock which have not been declared on Exchangeable Shares in accordance herewith; plus

         d. an additional amount representing non-cash dividends declared, payable and unpaid on such Exchangeable Share.

         "Exchangeable Shares" means the Exchangeable Shares of the Corporation having the rights, privileges, restrictions and conditions set forth herein.

         "Liquidation Amount" has the meaning provided in Section 5.1.

         "Liquidation Call Right" has the meaning provided in the Agreement of Purchase and Sale.

         "Liquidation Date" has the meaning provided in Section 5.1.

         "NASDAQ Exchange" means the NASDAQ Exchange.

         "Networks North" means Networks North Inc., a corporation organized and existing under the laws of the State of New York and includes any successor corporation.

         "Networks North Call Notice" has the meaning provided in Section 6.3.

         "Networks North Common Stock" means the shares of common stock of Networks North, having voting rights of one vote per share, and any other securities resulting from the application of Section 2.7 of the Support Agreement.

         "Networks North Dividend Declaration Date" means the date on which the board of directors of Networks North declares any dividend on the Networks North Common Stock.

         "Networks North Special Share" means the one share of Special Voting Stock of Networks North, and having voting rights at meetings of holders of Networks North Common Stock equal to the Aggregate Equivalent Voting Amount.

         "Purchase Price" has the meaning provided in Section 6.3.

         "Redemption Call Purchase Price" has the meaning provided in the Agreement of Purchase and Sale.

         "Redemption Call Right" has the meaning provided in the Agreement of Purchase and Sale.

         "Redemption Price" has the meaning provided in Section 7.1.

         "Retracted Shares" has the meaning provided in subsection 6.1 (a).

         "Retraction Call Right" has the meaning provided in subsection 6.1 (c).

         "Retraction Date" has the meaning provided in subsection 6.1 (b).

         "Retraction Price" has the meaning provided in Section 6.1.

         "Retraction Request" has the meaning provided in Section 6.1.

         "Subsidiary", in relation to any person, means any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares of stock or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person.

         "Support Agreement " means the Support Agreement between Networks North and the Corporation, made as of August 31, 2000.

         "Transfer Agent" means the duly appointed transfer agent for the time being of the Exchangeable Shares, and, if there is more than one such transfer agent, then the principal Canadian transfer agent.

         "Trustee" means the Trustee appointed under the Voting and Exchange Trust Agreement, and any successor trustee.

         "Voting and Exchange Trust Agreement" means the Voting and Exchange Trust Agreement among the Corporation, Networks North and the Trustee, made as of August 31, 2000.

                                    ARTICLE 2

                         RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

                                    ARTICLE 3

                                    DIVIDENDS

3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Networks North Dividend Declaration Date, declare a dividend on each Exchangeable Share:

         (a) in the case of a cash dividend declared on the Networks North Common Stock, in an amount in cash for each Exchangeable Share equal to the cash dividend declared on each share of Networks North Common Stock;

         (b) in the case of a stock dividend declared on the Networks North Common Stock to be paid in Networks North Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of Networks North Common Stock to be paid on each share of Networks North Common Stock;

         (c) in the case of a dividend declared on the Networks North Common Stock in property other than cash or securities of Networks North, in such type and amount of property for each Exchangeable Share as is the same as the type and amount of property declared as a dividend on each share of Networks North Common Stock; or

         (d) in the case of a dividend declared on the Networks North Common Stock to be paid in securities of Networks North other than Networks North Common Stock, in such number of either such securities or economically equivalent securities of the Corporation, as the Board of Directors determines, for each Exchangeable Share as is equal to the number of securities of Networks North to be paid on each share of Networks North Common Stock. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by subsection 3.1 (a) hereof and the sending of such a cheque to each holder of an Exchangeable Share (less any tax required to be deducted and withheld from such dividends paid or credited by the Corporation) shall satisfy the cash dividends represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by subsections 3.1 (b) or (d) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby or dividend payable in other securities represented thereby. Such other type and amount of property in respect of any dividends contemplated by subsection 3.1 (c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an

         Exchangeable Share shall satisfy the dividend represented thereby. In all cases, any such dividends shall be subject to any reduction or adjustment for tax required to be deducted and withheld from such dividends paid or credited by the Corporation. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend which is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or which otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Networks North Common Stock.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends which remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.5 Except as provided in this Article 3, the holders of Exchangeable Shares shall not be entitled to receive dividends in respect thereof.

                                    ARTICLE 4

                              CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Article 10 of these share provisions:

         a. pay any dividends on the Common Shares, or any other shares ranking junior to the Exchangeable Shares;

         b. redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution;

         c. redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect of the payment of dividends or on any liquidation distribution; or

         d. amend the articles or by-laws of the Corporation, in either case in any manner that would affect the rights or privileges of the holders of the Exchangeable Shares.

         The restrictions in subsections 4.1 (a), 4.1 (b) and 4.1 (c) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared with a record date on or following the effective date of the Agreement of Purchase and Sale on the Networks North Common Stock shall have been declared on the Exchangeable Shares and paid in full. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares.

                                    ARTICLE 5

                           DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding-up (the "Liquidation Date"), before any distribution of any part of the assets of the Corporation to the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the "Liquidation Amount") in accordance with Section 5.2. In connection with payment of the Liquidation Amount, the Corporation shall be entitled to liquidate some of the Networks North Common Stock which would otherwise be deliverable as Exchangeable Share Consideration to Exchangeable Shares in order to fund any statutory withholding tax obligation.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by Networks North of the Liquidation Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation or by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation or by notice to the holders of Exchangeable Shares, on behalf of the Corporation of the Exchangeable Share Consideration representing the total Liquidation Amount. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time on or after the Liquidation Date to deposit or cause to be deposited the Exchangeable Share Consideration in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account or for safe keeping, in the case of non-cash items, with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be the holders of the Networks North Common Stock delivered to them. Notwithstanding the foregoing, until such payment or deposit of such Exchangeable Share Consideration, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

                                    ARTICLE 6

                   RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Networks North of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "Retraction Price") in accordance with Section
         6.4. In connection with payment of the Retraction Price, the Corporation shall be entitled to liquidate some of the Networks North Common Stock that would otherwise be deliverable as Exchangeable Share Consideration to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation or by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, together with a duly executed statement (the "Retraction Request") in such form as may be acceptable to the Corporation:

         a. specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation;

         b. stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than five Business Days nor more than 10 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the tenth Business Day after the date on which the Retraction Request is received by the Corporation; and

         c. acknowledging the overriding right (the "Retraction Call Right") of Networks North to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares in accordance with the Retraction Call Right on the terms and conditions set out in
                  Section 6.3 below.

6.2 Subject to the exercise by Networks North of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares in accordance with Section
         6.4 hereof. If only a part of the Exchangeable Shares represented by any certificate are redeemed or purchased by Networks North pursuant to the Retraction Call Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Networks North thereof. In order to exercise the Retraction Call Right, Networks North must notify the Corporation in writing of its determination to do so (the "Networks North Call Notice") within two Business Days of such notification. If Networks North does not so notify the Corporation within such two Business Days, the Corporation will notify the holder as soon as possible thereafter that Networks North will not exercise the Retraction Call Right. If Networks North delivers the Networks North Call Notice within such two Business Days, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Networks North in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Networks North shall purchase from such holder and such holder shall sell to Networks North on the Retraction Date the Retracted Shares for a purchase price per share (the "Purchase Price") equal to the Retraction Price. For the purposes of completing a purchase pursuant to the Retraction Call Right, Networks North shall deposit with the Transfer Agent, on or before the Retraction Date, the Exchangeable Share Consideration representing the total Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Networks North does not deliver a Networks North Call Notice within two Business Days or otherwise comply with these Exchangeable Share provisions in respect thereto, and provided that Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this
         Article 6.

6.4 The Corporation or Networks North, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation or by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, and such delivery of such Exchangeable Share Consideration to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, except as to any cheque included therein which is not paid on due presentation.

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive such holder's proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made, in which case the rights of such holder shall remain unaffected until the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Networks North shall thereafter be considered and deemed for all purposes to be a holder of the Networks North Common Stock delivered to it. Notwithstanding the foregoing, until such payment of such Exchangeable Share Consideration to the holder, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Networks North shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section
         6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section
         6.2 of these share provisions as a result of liquidity or solvency requirements or applicable law shall be deemed by giving the Retraction Request to require Networks North to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Networks North to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement, and Networks North shall make such purchase.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Networks North shall be deemed to have been revoked.

                                    ARTICLE 7

              REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1 Subject to applicable law, and if Networks North does not exercise the Redemption Call Right, the Corporation shall on the Automatic Redemption Date redeem the whole of the then outstanding Exchangeable Shares for an amount equal to the Exchangeable Share Price applicable on the last Business Day prior to the Automatic Redemption Date (the "Redemption Price") in accordance with Section 7.3. In connection with payment of the Redemption Price, the Corporation shall be entitled to liquidate some of the Networks North Common Stock which would otherwise be deliverable as Exchangeable Share Consideration to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation, or the Transfer Agent on behalf of the Corporation, shall, at least 45 days before an Automatic Redemption Date or before a possible Automatic Redemption Date which may result from a failure of the holders of Exchangeable Shares to take necessary action as described in clause (d) of the definition of Automatic Redemption Date send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption or possible redemption by the Corporation or the purchase by Networks North under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Automatic Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Automatic Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Automatic Redemption Date and subject to the exercise by Networks North of the Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of the Exchangeable Share Consideration representing the total Redemption Price. On and after the Automatic Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the Exchangeable Share Consideration with respect to the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account or for safe keeping, in the case of non-cash items, with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Automatic Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Automatic Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Networks North Common Stock delivered to them. Notwithstanding the foregoing, until such payment or deposit of such Exchangeable Share Consideration is made, the holder shall be deemed to still be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

                                    ARTICLE 8

                               EXCHANGE PUT RIGHT

8.1 Upon and subject to the terms and conditions contained in these share provisions and the Voting and Exchange Trust Agreement:

         a. a holder of Exchangeable Shares shall have the right (the "Exchange Put Right") at any time to require Networks North to purchase all or any part of the Exchangeable Shares of the holder; and
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                                       13


         b. upon the exercise by the holder of the Exchange Put Right, the holder shall be required to sell to Networks North, and Networks North shall be required to purchase from the holder, that number of Exchangeable Shares in respect of which the Exchange Put Right is exercised, in consideration of the payment by Networks North of the Exchangeable Share Price applicable thereto (which shall be the Exchangeable Share Price applicable on the last Business Day prior to receipt of notice required under section 8.2) and delivery by or on behalf of Networks North of the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price. In connection with payment of the Exchangeable Share Consideration, the Corporation shall be entitled to liquidate some of the Networks North Common Stock which would otherwise be deliverable to the particular holder of Exchangeable Shares in order to fund any statutory withholding tax obligation.

8.2 The Exchange Put Right provided in section 8.1 hereof and in Article 5 of the Voting and Exchange Trust Agreement may be exercised at any time by notice in writing given by the holder to and received by the Trustee (the date of such receipt, the "Exchange Put Date") and accompanied by presentation and surrender of the certificates representing such Exchangeable Shares, together with such documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Trustee may reasonably require, at the principal transfer offices in Calgary, Alberta and Toronto, Ontario of the Trustee, or at such other office or offices of the Trustee or of other persons designated by the Trustee for that purpose as may from time to time be maintained by the Trustee for that purpose. Such notice may be
         (i) in the form of the panel, if any, on the certificates representing Exchangeable Shares, (ii) in the form of the notice and election contained in any letter of transmittal distributed or made available by the Corporation for that purpose, or (iii) in other form satisfactory to the Trustee (or such other persons aforesaid), shall stipulate the number of Exchangeable Shares in respect of which the right is exercised (which may not exceed the number of shares represented by certificates surrendered to the Trustee), shall be irrevocable unless the exchange is not completed in accordance herewith and with the Voting and Exchange Trust Agreement and shall constitute the holder's authorization to the Trustee (and such other persons aforesaid) to effect the exchange on behalf of the holder.

8.3 The completion of the sale and purchase referred to in section 8.1 shall be required to occur, and Networks North shall be required to take all actions on its part necessary to permit it to occur, not later than the close of business on the third Business Day following the Exchange Put Date.

8.4 The surrender by the holder of Exchangeable Shares under section 8.2 shall constitute the representation, warranty and covenant of the holder that the Exchangeable Shares so purchased are sold free and clear of any lien, encumbrance, security interest or adverse claim or interest.

8.5 If a part only of the Exchangeable Shares represented by any certificate are to be sold and purchased pursuant to the exercise of the Exchange Put Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

8.6 Upon receipt by the Trustee of the notice, certificates and other documents or instruments required by section 8.2, the Trustee shall deliver or cause to be delivered, on behalf of Networks North and subject to receipt by the Trustee from Networks North of the applicable Exchangeable Share Consideration, to the relevant holder at the address of the holder specified in the notice or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Trustee (or other persons aforesaid) maintained for that purpose, the Exchangeable Share Consideration representing the total applicable Exchangeable Share Price, within the time stipulated in section 8.3. Delivery by Networks North to the Trustee of such Exchangeable Share Consideration shall be deemed to be payment of and shall satisfy and

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                                       14


         discharge all liability for the total applicable Exchangeable Share Price, except as to any cheque included therein which is not paid on due presentation.

8.7 On and after the close of business on the Exchange Put Date, the holder of the Exchangeable Shares in respect of which the Exchange Put Right is exercised shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total applicable Exchangeable Share Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the Exchangeable Share Consideration shall not be made, in which case the rights of such holder shall remain unaffected until such payment has been made. On and after the close of business on the Exchange Put Date provided that presentation and surrender of certificates and payment of the Exchangeable Share Consideration has been made in accordance with the foregoing provisions, the holder of the Exchangeable Shares so purchased by Networks North shall thereafter be considered and deemed for all purposes to be a holder of the Networks North Common Stock delivered to it. Notwithstanding the foregoing, until payment of the Exchangeable Share Consideration to the holder, the holder shall be deemed still to be a holder of Exchangeable Shares for purposes of all voting rights with respect thereto under the Voting and Exchange Trust Agreement.

                                    ARTICLE 9

                                  VOTING RIGHTS

9.1 Except as required by applicable law and the provisions hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

                                   ARTICLE 10

                             AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but, except as hereinafter provided, only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than 66 2/3% of the votes cast on such resolution by persons represented in person or by proxy at a meeting of holders of Exchangeable Shares (excluding Exchangeable Shares beneficially owned by Networks North or its Subsidiaries) duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present or represented by proxy. If at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 10 days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such resolution by persons represented in person or by proxy at such meeting (excluding Exchangeable Shares beneficially owned by Networks North or its Subsidiaries) shall constitute the approval or consent of the holders of the Exchangeable Shares. For the purposes of this section, any spoiled votes, illegible votes, defective votes and abstinences shall be deemed to be votes not cast.

                                   ARTICLE 11

               ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

11.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Networks North with all provisions of the Support Agreement, the Voting Trust and Exchange Agreement and Networks North's Amended and Restated Certificate of Incorporation applicable to the Corporation and Networks North, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant thereto.

11.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement, the Voting Trust and Exchange Agreement or Networks North's Amended and Restated Certificate of Incorporation without the approval of the holders of the Exchangeable Shares given in accordance with Article 10 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purpose of:

         a. adding to the covenants of the other party or parties to such agreement for the protection of the Corporation or the holders of Exchangeable Shares; or

         b. making such provisions or modifications not inconsistent with such agreement or certificate as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

         c. making such changes in or corrections to such agreement or certificate which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.


                                   ARTICLE 12

                                     LEGEND

12.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend, in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Agreement of Purchase and Sale relating to the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange provisions thereunder).


                                   ARTICLE 13

                                  MISCELLANEOUS

13.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

13.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction, redemption or exchange of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be, and the method of any such presentation and surrender of certificates shall be at the sole risk of the holder.

13.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last address of such holder known to the Corporation. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be or intended to be taken by the Corporation.

13.4 For greater certainty, the Corporation shall not be required for any purpose under these share provisions to recognize or take account of persons who are not so recorded in such securities register.

13.5 All Exchangeable Shares acquired by the Corporation upon the redemption or retraction thereof shall be canceled.

13.6 There shall be no amendment, waiver or forgiveness of the Agreement of Purchase and Sale, Support Agreement or Voting and Exchange Trust Agreement or Networks North's Amended and Restated Certificate of Incorporation without the approval of the holders of the Exchangeable Shares given in accordance with Article 10 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purpose of-

         a. adding to the covenants of the other party or parties to such agreement for the protection of the Corporation or the holders of Exchangeable Shares; or

         b. making such provisions or modifications not inconsistent with such agreement or certificate as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

         c. making such changes in or corrections to such agreement or certificate which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.